HellerEhrman

December 10, 2004



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding 2004 Interim Results, dated September 24, 2004; published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on September 27, 2004;

2. The Company's Interim Report 2004, dated September 24, 2004;

3. The Company's announcement regarding the Notice of Annual General Meeting, dated April 29, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 29, 2004;

4. The Company's Circular regarding the proposals involving general mandates to repurchase shares and to issue shares and amendment of bye-laws, dated April 29, 2004;

5. The Company's announcement regarding 2003 Annual Results, dated April 26, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 27, 2004; and

6. The Company's 2003 Annual Report, dated April 26, 2004;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

h:\dlai\ADR\22416\0001\15sec.doc



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code :0760)

2004 Interim Results Announcement

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with comparative figures as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Turnover	3	352,712	321,984
Cost of sales		(307,696)	(265,922)
Gross profit		45,016	56,062
Other revenue		14,823	12,321
Gain on disposal of partial interests in subsidiaries, net		8,144	–
Reversal of impairment loss on interest in an associate	4	4,700	–
Surplus on revaluation of leasehold land and buildings		1,843	–
Write-back of provision for properties held for sale		5,780	–
Distribution costs		(13,507)	(12,110)
Administrative expenses		(51,026)	(52,506)
Other operating expenses		(424)	(4,176)
Profit/(loss) from operating activities	5	15,349	(409)
Finance costs		–	(1)
Share of profits less losses of associates		357	1,333
Profit before tax		15,706	923
Tax	6	(359)	(579)
Profit before minority interests		15,347	344
Minority interests		4,812	659
Net profit from ordinary activities attributable to shareholders		20,159	1,003
Earnings per share	7		
Basic		7.05 cents	0.35 cents
Diluted		N/A	N/A

Notes:

1. **Basis of preparation**

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2003.

2. **Principal activities**

During the period, the principal activities of the Group remained unchanged and mainly consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products.

3. **Business segment information**

The Group's operating businesses are classified as follows:

(a) the electronic products segment consists of the manufacture and sale of electronic products;

(b) PCBs segment consists of the manufacture and sale of PCBs;

(c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

(d) the listed equity investments segment consists of the trading of listed equity investments;

(e) the provision of finance segment consists of the provision of loan financing services; and

(f) the optical products segment consists of the manufacture and sale of optical products.

The following table presents revenue and results for the Group's business segments.

Business segment information

	Electronic Products Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	PCBs Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	Electronic components & parts Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	Listed equity investments Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	Provision of finance Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	Optical products Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	Eliminations Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)	Consolidated Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Segment revenue:																
Sales to external customers	182,135	161,999	56,387	57,372	-	-	15,491	-	58	371	98,671	102,242	-	-	352,712	321,984
Inter-segment sales	-	-	3,071	5,717	-	-	-	-	-	-	-	-	(3,071)	(5,717)	-	-
Other revenue	1,577	762	804	2,589	-	-	5,978	265	-	-	5,461	1,659	-	-	13,856	5,275
Total	183,712	162,761	60,262	65,678	-	-	21,469	265	58	371	104,132	103,901	(3,071)	(5,717)	366,568	327,259
Segment results	5,056	3,985	(12,277)	(1,067)	-	-	2,913	160	(4,716)	351	5,266	(1,962)	-	-	(3,753)	1,467
Interest, dividend income and unallocated gains															13,290	7,046
Gain on disposal of partial interests in subsidiaries, net															8,144	-
Unallocated expenses															(2,332)	(8,922)
Profit/(loss) from operating activities															15,349	(409)
Finance costs															-	(1)
Share of profits less losses of associates															357	1,333
Profit before tax															15,706	923
Tax															(359)	(579)
Profit before minority interests															15,347	344
Minority interests															4,812	659
Net profit from ordinary activities attributable to shareholders															20,159	1,003

4. **Reversal of impairment loss on interest in an associate**

Reversal of impairment loss on interest in an associate represents the reversal of impairment loss on interest in an associate made in prior years based on the director's reassessment of estimate recovered amount of an associate as the Group disposed of its interest in an associate.

5. **Profit/(loss) from operating activities**

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Depreciation	18,270	17,181
Amortisation of prepaid rental	430	368
Amortisation and write-off of deferred product development costs	677	573
Net gain on disposal of listed equity investments	(60)	–
Unrealised holding loss on listed equity investments	803	–
Provision against inventories	322	1,762
Interest income	(603)	(2,168)

6. **Tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period.

	Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Group:		
The People's Republic of China:		
Hong Kong	217	347
Mainland China	142	232
	359	579

7. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$20,159,000 (2003: HK$1,003,000) and the weighted average of 286,068,644 (2003: 286,068,644) shares in issue during the period. Diluted earnings per share for the period ended 30 June 2004 has not been disclosed, as there is no outstanding share option during the period. For the period ended 30 June 2003, no diluted earnings per share had been shown as the share options outstanding had an anti-dilutive effect on the basic earnings per share.

INTERIM DIVIDEND

The Board have resolved that no interim dividend will be declared in respect of the six months ended 30 June 2004 (2003: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Hong Kong economy has enjoyed a remarkable economic recovery since the third quarter of last year when the SARS was over. The return of confidence boosted private consumption that largely benefited the retail and property market in Hong Kong. However, the manufacturing industries still faced keen price competition in the export market and the gradual rising in overhead costs in Mainland China in particular within the Pearl River Delta region. For the six months period ended 30 June 2004, although the turnover of electronic business comprises of manufacturing and sales of electronic products and PCBs reached HK$238.5 million (2003: HK$219.4 million), representing a 9% increase compared with the same period of last year, the electronic business has suffered a loss of HK$7.2 million (2003: profit of HK$2.9 million).

Together with the contribution from lithium rechargeable battery parts production for Matsushita Group, the electronic products division as a whole recorded a 12% increase in turnover to HK$182.1 million compared with the same period of last year (2003: HK$161.9 million). Such segmental profit increased by over 27% to HK$5.1 million (2003: HK$4.0 million). Nevertheless, the sale of consumer electronic products confronted with a very keen price competition in the market especially on low-end products from manufacturers of Mainland China. Facing such keen competition, the Group is on the way to adjust its marketing strategies and is aggressively developing new high-end product lines. During this change-over period, the business growth was unavoidably being suppressed. It was in fact preparing a solid foundation for further growth in the near future. On the other hand, the new business for the production of lithium rechargeable battery parts was in full operation in the first half of the year 2004. Although the quantity of total order was a little bit below the original forecast from Matsushita Group, the battery parts business still performed very satisfactory during the period under review.

For the manufacture and sale of printed circuit boards ("PCB"), market competition and quality issues continually bothered the management of the Group. Turnover decreased by about 6% to HK$59.4 million (2003: HK$63.1 million). In view of some quality issues causing abnormal material losses, the PCB business sustained a loss of HK$12.3 million (2003: HK$1 million).

During the period under review, turnover increased substantially for trading of listed equity investments and profit for the business increased to HK$2.9 million (2003: HK$0.2 million).

The business for provision for loan finance was still inactive during the period.

The optical products segment recorded a segmental profit of HK$5.3 million for the six months ended 30 June 2004, compared to a net loss of HK$2.0 million recorded for the same period last year. The business recorded a turnover of HK$98.7 million, representing a decrease of HK$3.5 million or 3% lower than the same period last year as a result of decrease in sales orders.

Corporate Move

On 16 December 2003, the Group entered into a sale and purchase agreement with Kingsway Lion Spur Technology Limited ("Kingsway Lion Spur") and Rich Global Investments Limited ("Rich Global"), both are the wholly owned subsidiaries of SW Kingsway Capital Holdings Limited, whereby Probest Holdings Inc. ("Probest") agreed to sell and Kingsway Lion Spur and Rich Global agreed to purchase 593,724,000 Swank shares at a consideration of HK$0.0269 per Swank share, totaling HK$16.0 million (the "S&P Agreement"). The transaction gave rise to a total gain of HK$16.0 million, of which HK$7.4 million was recognised in year 2003 and HK$8.6 million was recognised for the period ended 30 June 2004. Upon completion of the S&P Agreement, the Group's shareholding in Swank was reduced from 70% to 51%. In addition, the Group granted an option to Rich Global, whereby Rich Global could purchase 50% interest in Probest at a consideration of HK$15.7 million within a period of 15 months from the date of an option agreement. Certain conditions need to be satisfied before Rich Global could exercise the option. Should the option be exercised by Rich Global, the Group's effective shareholding in Swank would further be reduced to 25.5%.

Liquidity and Financial Review

As at 30 June 2004, cash and bank balances (including time deposits) maintained by the Group were HK$366.6 million, representing an decrease of HK$90 million compared with the position as at 31 December 2003. On the other hand, the Group has available banking facilities of HK$30.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 22.8% as at 30 June 2004, comparing with 23.7% as at 31 December 2003.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 30 June 2004, there was no outstanding forward contract in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

Human Resources

As at 30 June 2004, the Group employed approximately 5,060 employees, with about 4,900 in the Mainland China and about 160 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

Future Plans

The outlook for the global economy is generally favourable in the second half of the year 2004. However, there are certain risk factors that are likely to affect the overall economy, including the rising of crude oil prices, the interest rate hikes in the United States and the macro-economic realignment in Mainland China.

The Group will continuously focus on research and development. Product upgrade and diversification is our target. In consequence of the successful development of more radio-frequency products, the Group is on the way to reach a more sophisticated market where customers' concern more on product quality with lesser price sensitivity. The management also keeps on looking for the business opportunity to work with international well-known electronic companies either on co-operation or sub-contracting basis. It might help the Group to enhance its production techniques and promote its image in the electronic industry.

As the economic condition of Hong Kong is improving, the Group will become more active in the equity market in order to look for a medium to long term profitability. The Group will adopt a more sophisticated approach in selecting potential stocks in the market.

It is expected that the demand for loan financing will remain low in the second half of the year.

For optical product business, although the turnover and the gross profit margin for the current period decreased, the management continues to develop higher quality product with higher margin for our current and new customers as well as shorten the delivery lead time in order to increase our sales orders. Also, we will continue to put more effort to lower our costs and thus improve our margin.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DIRECTORS

As at the date of this announcement, the Board comprises of seven directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Mr. Tam Ping Wah, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, and Mr. Tam Wing Kin and two independent non-executive directors, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2004, except that the independent non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules for directors' securities transactions and all its directors have complied with the required standard set out in the Model Code throughout the accounting period covered by the interim report.

AUDIT COMMITTEE

The 2004 interim report has been reviewed by the Company's Audit Committee which comprises two independent non-executive directors.

PUBLICATION OF INTERIM REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange website in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 24 September 2004



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0760)

二零零四年中期業績公告

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績及比較數字如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零四年 *千港元* *(未經審核)*	 二零零三年 *千港元* *(未經審核)*
營業額	3	**352,712**	321,984
銷售成本		**(307,696)**	(265,922)
毛利		**45,016**	56,062
其他收益		**14,823**	12,321
出售附屬公司部份權益之收益(淨額)		**8,144**	–
撥回聯營公司權益耗蝕虧損	4	**4,700**	–
租賃土地及樓宇之重估盈餘		**1,843**	–
待售物業準備之回撥		**5,780**	–
分銷成本		**(13,507)**	(12,110)
行政支出		**(51,026)**	(52,506)
其他經營支出		**(424)**	(4,176)
經營業務之溢利／(虧損)	5	**15,349**	(409)
融資成本		–	(1)
應佔聯營公司溢利減虧損		**357**	1,333
除稅前溢利		**15,706**	923
稅項	6	**(359)**	(579)
除少數股東權益前溢利		**15,347**	344
少數股東權益		**4,812**	659
股東應佔日常業務純利		**20,159**	1,003
每股盈利	7		
基本		**7.05仙**	0.35仙
攤薄		**不適用**	不適用

附註：

1. **編製基準**

   中期財務報表未經審核，但經審核委員會審閱。

   簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。本中期財務報告所採納之會計政策及編製基準，與本集團截至二零零三年十二月三十一日止年度之年度財務報告所採納者一致。

2. **主要業務**

   於本期間，本集團之主要業務維持不變，主要包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售視光產品。

3. **業務分部資料**

   本集團之經營業務分類如下：

   (a) 電子產品分部，包括生產及銷售電子產品；

   (b) 綫路板分部，包括生產及銷售綫路版；

   (c) 電子配件及部件分部，包括買賣及分銷電子配件及部件；

   (d) 上市股本證券分部，包括買賣上市股本投資項目；

   (e) 金融服務分部，包括提供貸款融資服務；及

   (f) 光學產品分部，包括製造和銷售光學產品。

   下表載列本集團業務分部有關收益及業績。

   業務分部資料

7. **每股盈利**

   每股基本盈利乃根據期內股東應佔日常業務純利20,159,000港元(二零零三年：1,003,000港元)及期內已發行股份之加權平均數286,068,644股(二零零三年：286,068,644股)計算。由於期內並無未行使購股權，因此並無披露截至二零零四年六月三十日止期間之每股攤薄盈利。截至二零零三年六月三十日止期間，由於未行使購股權對每股基本盈利具有反攤薄影響，因此並無呈列每股攤薄盈利。

中期股息

董事會已議決不宣派截至二零零四年六月三十日止六個月之中期股息(二零零三年：無)。

管理層之討論及分析

業務回顧

自去年第三季度非典型肺炎疫情告一段落後，香港經濟顯著復甦，信心重拾刺激私人消費，香港零售及物業市場得以受惠。然而，製造業於外銷市場方面的價格競爭依然激烈，而且要面對中國大陸間接營業成本日增的問題，尤以珠江三角洲地區情況更甚。截至二零零四年六月三十日止六個月期間，儘管電子業務的營業額(包括製造及銷售電子產品及綫路板)達238,500,000港元(二零零三年：219,400,000港元)，較去年同期上升9%，但電子業務仍出現7,200,000港元虧損(二零零三年：2,900,000港元溢利)。

由於為松下集團製造充電式鋰電池部件，電子產品部門整體錄得營業額182,100,000港元(二零零三年：161,900,000港元)，與去年同期比較，增幅為12%。儘管消費電子產品的銷售備受市場上激烈的價格競爭，尤以中國大陸的低檔產品為主，但該分部溢利仍能增加超過27%至5,100,000港元(二零零三年：4,000,000港元)。在競爭激烈的營商環境下，本集團現正調整營銷策略，並致力發展高檔產品。在這轉型時期，業務增長難免放緩，但卻可為不久將來之增長奠定穩健根基。另一方面，充電式鋰電池部件新業務於二零零四年上半年全面投產。雖然總訂單數量稍低於松下集團原先預期，但電池部件業務於回顧期間依然有良好的表現。

於製造及銷售綫路板方面，市場競爭及質量問題持續困擾本集團之管理層。營業額下降約6%至59,400,000港元(二零零三年：63,100,000港元)。由於某些質量問題導致不尋常物料虧損，致使綫路板錄得12,300,000港元虧損(二零零三年：1,000,000港元)。

於回顧期間，買賣上市股票投資之營業額大增，而溢利增加至2,900,000港元(二零零三年：200,000港元)。

提供財務借貸業務於期內仍未見活躍。

光學產品分部於截至二零零四年六月三十日止六個月錄得5,300,000港元溢利，去年同期則錄得2,000,000港元淨虧損。基於銷售訂單減少，該業務錄得營業額為98,700,000港元，較去年同期下跌3,500,000港元，跌幅為3%。

集團動向

於二零零三年十二月十六日，本集團與滙富金融控股有限公司兩間全資附屬公司Kingsway Lion Spur Technology Limited(「Kingsway Lion Spur」)及Rich Global Investments Limited(「Rich Global」)訂立買賣協議，據此，*Probest Holdings Inc.*(「*Probest*」)同意出售而Kingsway Lion Spur及Rich Global同意購買593,724,000股恒光行股份，代價為每股恒光行股份0.0269港元，合共16,000,000港元(「買賣協議」)。該項交易帶來合共16,000,000港元之收益，其中7,400,000港元已計入二零零三年之賬目內，而8,600,000港元將計入截至二零零四年六月三十日止期間之賬目內。當買賣協議完成後，本集團於恒光行之股權由70%減至51%。此外，本集團向Rich Global授出購股權，據此，Rich Global可於購股權協議日期起十五個月期內按15,700,000港元之代價購買於Probest之50%權益。於Rich Global行使購股權前須達成若干條件，方可作實。倘Rich Global行使購股權，則本集團於恒光行之實際股權將進一步降至25.5%。

流動資金及財務回顧

於二零零四年六月三十日，本集團持有現金及銀行結存(包括定期存款)為366,600,000港元，較於二零零三年十二月三十一日減少90,000,000港元。另一方面，本集團可供動用之銀行融資為30,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零四年六月三十日之資本負債比率(按總債務除以總資產計算)為22.8%，而於二零零三年十二月三十一日則為23.7%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於

1. **編製基準**

中期財務報表未經審核，但經審核委員會審閱。

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。本中期財務報告所採納之會計政策及編製基準，與本集團截至二零零三年十二月三十一日止年度之年度財務報告所採納者一致。

2. **主要業務**

於本期間，本集團之主要業務維持不變，主要包括設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售視光產品。

3. **業務分部資料**

本集團之經營業務分類如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 線路板分部，包括生產及銷售線路版；

(c) 電子配件及部件分部，包括買賣及分銷電子配件及部件；

(d) 上市股本證券分部，包括買賣上市股本投資項目；

(e) 金融服務分部，包括提供貸款融資服務；及

(f) 光學產品分部，包括製造和銷售光學產品。

下表載列本集團業務分部有關收益及業績。

業務分部資料

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

4. **撥回聯營公司權益耗蝕虧損**

撥回聯營公司權益耗蝕虧損指因本集團出售其於聯營公司之權益而根據董事重估聯營公司之估計收回金額以往年度所撥回之耗蝕虧損。

5. **經營業務之溢利／(虧損)**

本集團之經營業務溢利／(虧損)已扣除／(計入)：

	截至六月三十日止六個月 二零零四年 千港元 *(未經審核)*	二零零三年 千港元 *(未經審核)*
折舊	18,270	17,181
攤銷預付租金	430	368
攤銷及撇銷遞延產品開發成本	677	573
出售上市股本投資之收益淨額	(60)	—
持有上市股本投資未變現虧損	803	—
存貨撥備	322	1,762
利息收入	(603)	(2,168)

6. **稅項**

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)作出撥備。

	截至六月三十日止六個月 二零零四年 千港元 *(未經審核)*	二零零三年 千港元 *(未經審核)*
本集團：		
中華人民共和國		
香港	217	347
中國內地	142	232
	359	579

港元溢利，去年同期則錄得2,000,000港元淨虧損。[illegible]少，該業務錄得營業額為98,700,000港元，較去年同期下跌3,500,000港元，跌幅為3%。

集團動向

於二零零三年十二月十六日，本集團與滙富金融控股有限公司兩間全資附屬公司Kingsway Lion Spur Technology Limited(「Kingsway Lion Spur」)及Rich Global Investments Limited(「Rich Global」)訂立買賣協議，據此，Probest Holdings Inc.(「Probest」)同意出售而Kingsway Lion Spur及Rich Global同意購買593,724,000股恒光行股份，代價為每股恒光行股份0.0269港元，合共16,000,000港元(「買賣協議」)。該項交易帶來合共16,000,000港元之收益，其中7,400,000港元已計入二零零三年之賬目內，而8,600,000港元將計入截至二零零四年六月三十日止期間之賬目內。當買賣協議完成後，本集團於恒光行之股權由70%減至51%。此外，本集團向Rich Global授出購股權，據此，Rich Global可於購股權協議日期起十五個月期內按15,700,000港元之代價購買於Probest之50%權益。於Rich Global行使購股權前須達成若干條件，方可作實。倘Rich Global行使購股權，則本集團於恒光行之實際股權將進一步降至25.5%。

流動資金及財務回顧

於二零零四年六月三十日，本集團持有現金及銀行結存(包括定期存款)為366,600,000港元，較於二零零三年十二月三十一日減少90,000,000港元。另一方面，本集團可供動用之銀行融資為30,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零四年六月三十日之資本負債比率(按總債務除以總資產計算)為22.8%，而於二零零三年十二月三十一日則為23.7%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零四年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。

人力資源

於二零零四年六月三十日，本集團約有5,060名僱員，其中中國內地僱員約4,900名，香港僱員約160名。所有僱員之待遇均遵照行業慣例及現行勞工法。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

未來計劃

總括來說，環球經濟於二零零四年下半年展望樂觀。然而，某些風險因素可能會影響整體經濟。該等風險因素包括油價上漲、美國利率攀升及中國大陸實行宏觀經濟調控政策。

本集團將繼續致力於研究與開發。本集團現時以提升產品質素及擴大產品種類為目標。基於更多的無線電頻產品開發成功，本集團正向成熟的市場進發，該市場的客戶較講求產品質量，價格只為次要條件。同時，管理層繼續發掘商機，以合作或分包形式與國際知名的電子公司攜手合作，此舉有助本集團提升生產技術，並可促進其於電子業界的形象。

由於香港經濟情況好轉，本集團將更活躍於股票市場，以期取得中期至長期利潤。本集團將採納更具技巧的方法挑選具有潛力的股票。

本集團預期本年下半年對財務借貸的需求仍然不高。

光學產品方面，儘管本期之營業額及邊際毛利下降，但管理層堅持為現客戶及新客戶發展品質優良的產品，這些產品的毛利較高，並會致力縮短交貨期，爭取更多銷售訂單。與此同時，本集團將繼續致力減低成本，獲取更高利潤。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

董事

於本公佈日期，董事會由七位董事組成，其中五位是執行董事，即邱德華先生、譚炳華先生、雷美寶女士、王香玲女士及譚榮健先生，兩位是獨立非執行董事，即吳偉雄先生及張仲良先生。

最佳應用守則

董事認為，除本公司之獨立非執行董事並無指定任期而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零四年六月三十日止六個月期間一直遵守上市規則附錄14所載之最佳應用守則。

上市發行人之董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則，各董事於中期報告涵蓋之會計期內亦一直遵守標準守則規定之標準。

審核委員會

二零零四年中期報告已由本公司之審核委員會審閱。審核委員會由兩位獨立非執行董事組成。

在聯交所網頁上刊登中期報告

根據證券上市規則附錄16第46(1)至46(6)段所需，所有資料將在適當時候於香港聯合交易所有限公司網頁刊登。

承董事會命
主席
邱德華

香港，二零零四年九月二十四日



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

Interim Report 2004




The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 with comparative figures as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2004 HK$'000 (unaudited)	2003 HK$'000 (unaudited)
Turnover	3	**352,712**	321,984
Cost of sales		**(307,696)**	(265,922)
Gross profit		**45,016**	56,062
Other revenue		**14,823**	12,321
Gain on disposal of partial interests in subsidiaries, net		**8,144**	–
Reversal of impairment loss on interest in an associate	4	**4,700**	–
Surplus on revaluation of leasehold land and buildings		**1,843**	–
Write-back of provision for properties held for sale		**5,780**	–
Distribution costs		**(13,507)**	(12,110)
Administrative expenses		**(51,026)**	(52,506)
Other operating expenses		**(424)**	(4,176)
Profit/(loss) from operating activities	5	**15,349**	(409)
Finance costs		**–**	(1)
Share of profits less losses of associates		**357**	1,333
Profit before tax		**15,706**	923
Tax	6	**(359)**	(579)
Profit before minority interests		**15,347**	344
Minority interests		**4,812**	659
Net profit from ordinary activities attributable to shareholders		**20,159**	1,003
Earnings per share	7		
Basic		**7.05 cents**	0.35 cents
Diluted		**N/A**	N/A





CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2004 HK$'000 (unaudited)	31 December 2003 HK$'000 (audited)
NON-CURRENT ASSETS			
Fixed assets		**175,620**	185,769
Negative goodwill	8	**(30,748)**	(40,346)
Investment properties		**92,981**	–
Interests in associates		**37,470**	35,581
Prepaid rental		**3,807**	3,377
Rental deposits		**388**	388
Deferred product development costs		**5,306**	4,783
		284,824	189,552
CURRENT ASSETS			
Cash and bank balances		**240,110**	309,397
Time deposits		**126,479**	147,192
Accounts receivable	9	**136,274**	140,416
Bills receivable		**1,233**	1,881
Loans and loan interest receivable		**3,092**	12,333
Prepayments, deposits and other receivables		**17,710**	30,681
Properties held for sale		**11,480**	5,700
Short term investments		**22,351**	–
Inventories		**87,823**	77,910
		646,552	725,510
CURRENT LIABILITIES			
Accounts payable	10	**116,686**	119,275
Accrued liabilities and other payables		**34,659**	37,622
Due to associates		**15,914**	12,781
Tax payable		**20,505**	21,368
		187,764	191,046
NET CURRENT ASSETS		**458,788**	534,464
TOTAL ASSETS LESS CURRENT LIABILITIES		**743,612**	724,016





CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2004 HK$'000 (unaudited)	As at 31 December 2003 HK$'000 (audited)
NON-CURRENT LIABILITIES			
Provision for long service payments		**1,243**	1,243
Deferred tax liabilities		**1,433**	1,433
		2,676	2,676
MINORITY INTERESTS		**22,237**	23,125
		718,699	698,215
CAPITAL AND RESERVES			
Share capital	11	**2,861**	2,861
Reserves		**715,838**	695,354
		718,699	698,215





CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2004

		Reserves								
	Share capital	Share premium	Exchange fluctuation reserve	Capital reserve	Contributed surplus	Capital redemption reserve	Property revaluation reserve	Retained profits	Total reserves	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2004	**2,861**	**200,556**	**1,474**	**801**	**283,208**	**77**	**-**	**209,238**	**695,354**	**698,215**
Arising from revaluation of leasehold land and building	-	-	-	-	-	-	**266**	-	**266**	**266**
Exchange realignment	-	-	**59**	-	-	-	-	-	**59**	**59**
Net gain not recognised in the profit and loss account	-	-	**59**	-	-	-	**266**	-	**325**	**325**
Profit for the period	-	-	-	-	-	-	-	**20,159**	**20,159**	**20,159**
At 30 June 2004	**2,861**	**200,556**	**1,533**	**801**	**283,208**	**77**	**266**	**229,397**	**715,838**	**718,699**

For the six months ended 30 June 2003

	Share capital	Share premium	Exchange fluctuation reserve	Capital reserve	Contributed surplus	Capital redemption reserve	Property revaluation reserve	Retained profits	Total reserves	Total
At 1 January 2003	286,069	200,556	1,744	801	-	77	1,290	197,540	402,008	688,077
Exchange Realignment	-	-	(218)	-	-	-	-	-	(218)	(218)
Net loss not recognised in the profit and loss account	-	-	(218)	-	-	-	-	-	(218)	(218)
Capital reorganisation	(283,208)	-	-	-	283,208	-	-	-	283,208	–
Profit for the period	-	-	-	-	-	-	-	1,003	1,003	1,003
At 30 June 2003	2,861	200,556	1,526	801	283,208	77	1,290	198,543	686,001	688,862





CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	**(5,779)**	126,096
Net cash outflow from investing activities	**(84,221)**	(11,640)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(90,000)**	114,456
Cash and cash equivalents at beginning of period	**456,589**	322,410
Effect of foreign exchange rate changes, net	**–**	2
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**366,589**	436,868
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**240,110**	56,509
Non-pledged time deposits with original maturity of less than three months when acquired	**126,479**	278,755
Time deposits with original maturity of less than three months when acquired, pledged as security for bank overdraft facilities	**–**	101,604
	366,589	436,868

Notes:

1. **Basis of preparation**

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2003.

2. **Principal activities**

During the period, the principal activities of the Group remained unchanged and mainly consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products.

3. **Business segment information**

The Group's operating businesses are classified as follows:

(a) the electronic products segment consists of the manufacture and sale of electronic products;

(b) PCBs segment consists of the manufacture and sale of PCBs;

(c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

(d) the listed equity investments segment consists of the trading of listed equity investments;

(e) the provision of finance segment consists of the provision of loan financing services; and

(f) the optical products segment consists of the manufacture and sale of optical products.





3. Business segment information (continued)

The following table presents revenue and results for the Group's business segments.

Business segment information

	Electronic Products six months ended 30 June		PCBs six months ended 30 June		Electronic components & parts six months ended 30 June		Listed equity investments six months ended 30 June		Provision of finance six months ended 30 June		Optical products six months ended 30 June		Eliminations six months ended 30 June		Consolidated six months ended 30 June	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)
Segment revenue:																
Sales to external customers	**182,185**	161,999	**56,307**	57,372	**-**	-	**15,491**	-	**58**	371	**98,671**	102,242	**-**	-	**352,712**	321,984
Inter-segment sales	**-**	-	**3,071**	5,717	**-**	-	**-**	-	**-**	-	**-**	-	**(3,071)**	(5,717)	**-**	-
Other revenue	**1,527**	762	**884**	2,589	**-**	-	**5,978**	265	**-**	-	**5,467**	1,659	**-**	-	**13,856**	5,275
Total	**183,712**	162,761	**60,262**	65,678	**-**	-	**21,469**	265	**58**	371	**104,138**	103,901	**(3,071)**	(5,717)	**366,568**	327,259
Segment results	**5,056**	3,985	**(12,277)**	(1,067)	**-**	-	**2,918**	160	**(4,716)**	351	**5,266**	(1,962)	**-**	-	**(3,753)**	1,467
Interest, dividend income and income unallocated gains															**13,290**	7,046
Gain on disposal of partial interests in subsidiaries, net															**8,144**	-
Unallocated expenses															**(2,332)**	(3,922)
Profit/(loss) from operating activities															**15,349**	(409)
Finance costs															**-**	(1)
Share of profits less losses of associates															**357**	1,333
Profit before tax															**15,706**	923
Tax															**(359)**	(579)
Profit before minority interests															**15,347**	344
Minority interests															**4,812**	659
Net profit from ordinary activities attributable to shareholders															**20,159**	1,003

4. Reversal of impairment loss on interest in an associate

Reversal of impairment loss on interest in an associate represents the reversal of impairment loss on interest in an associate made in prior years based on the director's reassessment of estimate recovered amount of an associate as the Group disposed of its interest in an associate.

5. Profit/(loss) from operating activities

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Depreciation	**18,270**	17,181
Amortisation of prepaid rental	**430**	368
Amortisation and write-off of deferred product development costs	**677**	573
Net gain on disposal of listed equity investments	**(60)**	–
Unrealised holding loss on listed equity investments	**803**	–
Provision against inventories	**722**	1,762
Interest income	**(603)**	(2,168)

6. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period.

	Six months ended 30 June	
	2004	2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Group:		
The People's Republic of China:		
Hong Kong	**217**	347
Mainland China	**142**	232
	359	579




7. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$20,159,000 (2003: HK$1,003,000) and the weighted average of 286,068,644 (2003: 286,068,644) shares in issue during the period. Diluted earnings per share for the period ended 30 June 2004 has not been disclosed, as there is no outstanding share option during the period. For the period ended 30 June 2003, no diluted earnings per share had been shown as the share options outstanding had an anti-dilutive effect on the basic earnings per share.

8. **Negative goodwill**

	HK$'000 (unaudited)
Cost:	
Balance brought forward and at 30 June 2004	88,680
Accumulated recognition as income:	
Balance brought forward	48,334
Recognition as income during the period	9,598
At 30 June 2004	57,932
Net carrying amount at	
30 June 2004	30,748
31 December 2003	40,346

9. Accounts receivable

The aged analysis of the Group's accounts receivable is as follows:

	As at	
	30 June 2004 HK$'000 (unaudited)	31 December 2003 HK$'000 (audited)
Current to three months	**96,688**	111,448
Four to six months	**27,076**	17,509
Seven months to one year	**14,322**	16,202
Over one year	**7,571**	5,450
	145,657	150,609
Provision	**(9,383)**	(10,193)
	136,274	140,416

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

10. *Accounts payable*

The aged analysis of the Group's accounts payable is as follows:

	As at	
	30 June 2004 HK$'000 (unaudited)	31 December 2003 HK$'000 (audited)
Current to three months	**76,704**	94,877
Four to six months	**23,985**	19,893
Seven months to one year	**15,449**	3,252
Over one year	**548**	1,253
	116,686	119,275





11. Share capital

	As at 30 June 2004	
	No. of shares (in thousand)	HK$'000
Authorised:		
Ordinary shares of HK$0.01 each	50,000,000	500,000
Issued and fully paid:		
At beginning of period and at end of period	286,069	2,861

12. Connected and related party transactions

As at 30 June 2004, the Group had the following connected party transactions:

(1) A loan of HK$15,650,000 (31 December 2003: HK$7,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(2) In addition, the Group had certain banking facilities, with a total limit of HK$30.3 million (31 December 2003: HK$22.4 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful Light Limited, both of which are subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold land and buildings of the Group.

(3) As at 30 June 2004, a promissory note of HK$163,000,000 (31 December 2003: HK$163,000,000) with accrued interest HK$6,430,000 (31 December 2003: HK$1,527,000) shall be repaid by Swank International Manufacturing Company Limited ("Swank"), a 51% owned subsidiary of the Group, to Probest Holdings Inc. ("Probest"), a wholly-owned subsidiary of the Group, by instalments in accordance with the terms agreed on 3 September 2003. The promissory note was unsecured, bore interest at 1% per annum over the Hong Kong prime rate and repayable in three annual instalments commencing from 1 June 2004. At 30 June 2004, the principal of HK$25,500,000 and the accrued interest of HK$6,430,000 were overdue. The Group is now negotiating with Swank about the repayment plans of the overdue promissory note principal and the accrued interest.



12. Connected and related party transactions (continued)

(4) Below is a summary of material transactions between Swank and of its certain associates which were carried out in the normal course of business on commercial terms during the period:

	Six months ended 30 June	
	2004	2003
	(unaudited)	(unaudited)
	HK$'000	HK$'000
Sales of finished goods to associates	4,767	4,087
Purchases of raw materials and finished goods from associates	7,270	6,207
Management fee income from associates	301	1,559
Rent paid to a joint venture partner	1,415	1,387

Amount due to associates are disclosed in the condensed consolidated balance sheet. Amount due from associates at 30 June 2004 amounted to HK$6,836,000 (31 December 2003: HK$5,005,000) and is included in the interests in associates.

13. Contingent liabilities

	Company	
	As at	
	30 June	31 December
	2004	2003
	HK$'000	HK$'000
	(unaudited)	(audited)
Guarantee of banking facilities granted to subsidiaries	**30,300**	22,400

INTERIM DIVIDEND

The Board have resolved that no interim dividend will be declared in respect of the six months ended 30 June 2004 (2003: Nil).





MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Hong Kong economy has enjoyed a remarkable economic recovery since the third quarter of last year when the SARS was over. The return of confidence boosted private consumption that largely benefited the retail and property market in Hong Kong. However, the manufacturing industries still faced keen price competition in the export market and the gradual rising in overhead costs in Mainland China in particular within the Pearl River Delta region. For the six months period ended 30 June 2004, although the turnover of electronic business comprises of manufacturing and sales of electronic products and PCBs reached HK$238.5 million (2003: HK$219.4 million), representing a 9% increase compared with the same period of last year, the electronic business has suffered a loss of HK$7.2 million (2003: profit of HK$2.9 million).

Together with the contribution from lithium rechargeable battery parts production for Matsushita Group, the electronic products division as a whole recorded a 12% increase in turnover to HK$182.1 million compared with the same period of last year (2003: HK$161.9 million). Such segmental profit increased by over 27% to HK$5.1 million (2003: HK$4.0 million). Nevertheless, the sale of consumer electronic products confronted with a very keen price competition in the market especially on low-end products from manufacturers of Mainland China. Facing such keen competition, the Group is on the way to adjust its marketing strategies and is aggressively developing new high-end product lines. During this change-over period, the business growth was unavoidably being suppressed. It was in fact preparing a solid foundation for further growth in the near future. On the other hand, the new business for the production of lithium rechargeable battery parts was in full operation in the first half of the year 2004. Although the total order quantity was a litter bit below the original forecast from Matsushita Group, the battery parts business still performed very satisfactory during the period under review.

For the manufacture and sale of printed circuit boards ("PCB"), market competition and quality issues continually bothered the management of the Group. Turnover decreased by about 6% to HK$59.4 million (2003: HK$63.1 million). In view of some quality issues causing abnormal material losses, the PCB business sustained a loss of HK$12.3 million (2003: HK$1 million).

During the period under review, turnover increased substantially for trading of listed equity investments and profit for the business increased to HK$2.9 million (2003: HK$0.2 million).

The business for provision for loan finance was still inactive during the period.



The optical products segment recorded a segmental profit of HK$5.3 million for the six months ended 30 June 2004, compared to a net loss of HK$2.0 million recorded for the same period last year. The business recorded a turnover of HK$98.7 million, representing a decrease of HK$3.5 million or 3% lower than the same period last year as a result of decrease in sales orders.

Corporate Move

On 16 December 2003, the Group entered into a sale and purchase agreement with Kingsway Lion Spur Technology Limited ("Kingsway Lion Spur") and Rich Global Investments Limited ("Rich Global"), both are the wholly owned subsidiaries of SW Kingsway Capital Holdings Limited, whereby Probest agreed to sell and Kingsway Lion Spur and Rich Global agreed to purchase 593,724,000 Swank shares at a consideration of HK$0.0269 per Swank share, totaling HK$16.0 million (the "S&P Agreement"). The transaction gave rise to a total gain of HK$16.0 million, of which HK$7.4 million was recognised in year 2003 and HK$8.6 million was recognised for the period ended 30 June 2004. Upon completion of the S&P Agreement, the Group's shareholding in Swank was reduced from 70% to 51%. In addition, the Group granted an option to Rich Global, whereby Rich Global could purchase 50% interest in Probest at a consideration of HK$15.7 million within a period of 15 months from the date of an option agreement. Certain conditions need to be satisfied before Rich Global could exercise the option. Should the option be exercised by Rich Global, the Group's effective shareholding in Swank would further be reduced to 25.5%.

Liquidity and Financial Review

As at 30 June 2004, cash and bank balances (including time deposits) maintained by the Group were HK$366.6 million, representing an decrease of HK$90 million compared with the position as at 31 December 2003. On the other hand, the Group has available banking facilities of HK$30.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 22.8% as at 30 June 2004, comparing with 23.7% as at 31 December 2003.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 30 June 2004, there was no outstanding forward contract in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.





Human Resources

As at 30 June 2004, the Group employed approximately 5,060 employees, with about 4,900 in the Mainland China and about 160 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

Future Plans

The outlook for the global economy is generally favourable in the second half of the year 2004. However, there are certain risk factors that are likely to affect the overall economy, including the rising of crude oil prices, the interest rate hikes in the United States and the macro-economic realignment in Mainland China.

The Group will continuously focus on research and development. Product upgrade and diversification is our target. In consequence of the successful development of more radio-frequency products, the Group is on the way to reach a more sophisticated market where the customers concern more on the product quality with lesser price sensitivity. The management also keeps on looking for the business opportunity to work with international well-known electronic companies either on co-operation or sub-contracting basis. It might help the Group to enhance its production techniques and promote its image in the electronic industry.

As the economic condition of Hong Kong is improving, the Group will become more active in the equity market in order to look for a medium to long-term profitability. The Group will adopt a more sophisticated approach in selecting potential stocks in the market.

It is expected that the demand for loan financing will remain low in the second half of the year.

For optical product business, although the turnover and the gross profit margin for the current period decreased, the management continues to develop higher quality product with higher margin for our current and new customers as well as shorten the delivery lead time in order to increase our sales orders. Also, we will continue to put more effort to lower our costs and thus improve our margin.





DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the interests of the directors in the shares and underlying shares of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance ("SFO") or notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

Directors' interest in shares

Name of Director	Notes	**Nature of interest**	**Number of shares**
Mr. Yau Tak Wah, Paul	1	Corporate	14,847,400
Mr. Tam Ping Wah	2	Corporate	8,000

Notes:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2. These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

SHARE OPTION SCHEME

As at 30 June 2004, the particulars in relation to the share option schemes of the Company or any of its subsidiaries that are required to be disclosed under Rules 17.07 and 17.08 of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and SSAP 34, were as follows:

(a) Share option scheme of the Company

As at 30 June 2004, the Company has no share options outstanding.

(b) Share option scheme of Swank

As at 30 June 2004, Swank has no share options outstanding.





SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, according to the register of interest in shares and short positions required to be kept by the Company under section 336 of the SFO, the Company has been notified that the following shareholder was interested in 5% or more of the share capital of the Company.

Name of Shareholder	Notes	Number of Ordinary Shares	Approximate Percentage
Winspark Venture Limited	1	165,835,963	58.0%
Mr. Yau Tak Wah, Paul	2	14,847,400	5.2%

Notes:

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

2. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

Saved as disclosed above, the directors of the Company are not aware of any person who is, directly or indirectly, interested in 5% or more of the issued share capital of the Company, has short positions in the share or underlying shares or has any rights to subscribe for shares in respect of such capital.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DIRECTORS

As at the date hereof, the Board comprises of seven directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Mr. Tam Ping Wah, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, and Mr. Tam Wing Kin and two independent non-executive directors, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2004, except that the independent non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.





MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules for directors' securities transactions and all its directors have complied with the required standard set out in the Model Code throughout the accounting period covered by the interim report.

AUDIT COMMITTEE

The 2004 interim report has been reviewed by the Company's Audit Committee which comprises two independent non-executive directors.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 24 September, 2004





上市發行人之董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則，各董事於中期報告涵蓋之會計期內亦一直遵守標準守則規定之標準。

審核委員會

二零零四年中期報告已由本公司之審核委員會審閱。審核委員會由兩位獨立非執行董事組成。

承董事會命
主席
邱德華

香港，二零零四年九月二十四日





主要股東

於二零零四年六月三十日，根據證券及期貨條例第336條規定本公司存置之股份及短倉權益登記冊所載，本公司獲知會下列股東持有本公司股本5%或以上權益。

股東名稱	附註	普通股數目	概約百份比
Winspark Venture Limited	1	165,835,963	58.0%
邱德華先生	2	14,847,400	5.2%

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。

2. 該等股份透過由邱德華先生實益擁有之Pacific Shore Profits Limited持有。

除上文披露者外，本公司董事並不知悉任何直接或間接擁有本公司已發行股本5%或以上權益之人士，擁有股份或相關股份之短倉或有權認購有關股本中之股份。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

董事

於本公佈日期，董事會由七位董事組成，其中五位是執行董事，即邱德華先生、譚炳華先生、雷美寶女士、王香玲女士及譚榮健先生，兩位是獨立非執行董事，即吳偉雄先生及張仲良先生。

最佳應用守則

董事認為，除本公司之獨立非執行董事並無指定任期而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零四年六月三十日止六個月期間一直遵守上市規則附錄14所載之最佳應用守則。




董事之股份及相關股份權益

於二零零四年六月三十日，各董事於本公司及其相聯法團之股份及相關股份中擁有根據證券及期貨條例第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易標準守則(「標準守則」)須知會本公司之權益如下：

董事之股份權益

董事姓名	附註	權益性質	股份數目
邱德華先生	1	公司	14,847,400
譚炳華先生	2	公司	8,000

附註：

1. 此等股份乃透過由邱德華先生實益擁有之Pacific Shore Profits Limited持有。

2. 此等股份透過由譚炳華先生實益擁有之Strong Trend International Limited持有。

購股權計劃

於二零零四年六月三十日，本公司或其附屬公司之購股權計劃中須根據香港聯合交易所有限公司證券上市規則(「上市規則」)第17章第17.07及17.08條及會計實務準則第34號予以披露之詳情如下：

(a) 本公司之購股權計劃

於二零零四年六月三十日，本公司概無未行使之購股權。

(b) 恒光行之購股權計劃

於二零零四年六月三十日，恒光行概無未行使之購股權。





人力資源

於二零零四年六月三十日，本集團約有5,060名僱員，其中中國內地僱員約4,900名，香港僱員約160名。所有僱員之待遇均遵照行業慣例及現行勞工法。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

未來計劃

總括來說，環球經濟於二零零四年下半年展望樂觀。然而，某些風險因素可能會影響整體經濟。該等風險因素包括油價上漲、美國利率攀升及中國大陸實行宏觀經濟調控政策。

本集團將繼續致力於研究與開發。本公司現時以提升產品質素及擴大產品種類為目標。基於更多的無線電頻產品開發成功，本集團正向成熟的市場進發，該市場的客戶較講求產品質量，價格只為次要條件。同時，管理層繼續發掘商機，以合作或分包形式與國際知名的電子公司攜手合作，此舉有助本集團提升生產技術，並可促進其於電子業界的形象。

由於香港經濟情況好轉，本集團將更活躍於股票市場，以期取得中期至長期利潤。本集團將採納更為具技巧的方法挑選具有潛力的股票。

本集團預期本年下半年對財務借貸的需求仍然不高。

光學產品方面，儘管本期之營業額及邊際毛利下降，但管理層堅持為現客戶及新客戶發展品質優良的產品，這些產品的毛利較高，並會致力縮短交貨期，爭取更多銷售訂單。與此同時，本公司將繼續致力減低成本，獲取更高利潤。




光學產品分部於截至二零零四年六月三十日止六個月錄得5,300,000港元溢利，去年同期則錄得2,000,000港元淨虧損。基於銷售訂單減少，該業務錄得營業額為98,700,000港元，較去年同期下跌3,500,000港元，跌幅為3%。

集團動向

於二零零三年十二月十六日，本集團與滙富金融控股有限公司兩間全資附屬公司Kingsway Lion Spur Technology Limited（「Kingsway Lion Spur」）及Rich Global Investments Limited（「Rich Global」）訂立買賣協議，據此，Probest同意出售而Kingsway Lion Spur及Rich Global同意購買593,724,000股恒光行股份，代價為每股恒光行股份0.0269港元，合共16,000,000港元（「買賣協議」）。該項交易帶來合共16,000,000港元之收益，其中7,400,000港元已計入二零零三年之賬目內，而8,600,000港元將計入截至二零零四年六月三十日止期間之賬目內。當買賣協議完成後，本集團於恒光行之股權由70%減至51%。此外，本集團向Rich Global授出購股權，據此，Rich Global可於購股權協議日期起十五個月期內按15,700,000港元之代價購買於Probest之50%權益。於Rich Global行使購股權前須達成若干條件，方可作實。倘Rich Global行使購股權，則本集團於恒光行之實際股權將進一步降至25.5%。

流動資金及財務回顧

於二零零四年六月三十日，本集團持有現金及銀行結存（包括定期存款）為366,600,000港元，較於二零零三年十二月三十一日減少90,000,000港元。另一方面，本集團可供動用之銀行融資為30,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零四年六月三十日之資本負債比率（按總債務除以總資產計算）為22.8%，而於二零零三年十二月三十一日則為23.7%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零四年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。





管理層之討論及分析

業務回顧

自去年第三季度非典型肺炎疫情告一段落後，香港經濟顯著復甦，信心重拾刺激私人消費，香港零售及物業市場得以受惠。然而，製造業於外銷市場方面的價格競爭依然激烈，而且要面對中國大陸間接營業成本日增的問題，尤以珠江三角洲地區情況更甚。截至二零零四年六月三十日止六個月期間，儘管電子業務的營業額（包括製造及銷售電子產品及綫路板、買賣及分銷電子配件）達238,500,000港元（二零零三年：219,400,000港元），較去年同期上升9%，但電子業務仍出現7,200,000港元虧損（二零零三年：2,900,000港元溢利）。

由於為松下集團製造充電式鋰電池部件，電子產品部門整體錄得營業額182,100,000港元（二零零三年：161,900,000港元），與去年同期比較，增幅為12%。儘管消費電子產品的銷售備受市場上激烈的價格競爭，尤以中國大陸的低檔產品為主，但該分部溢利仍能增加超過27%至5,100,000港元（二零零三年：4,000,000港元）。在競爭激烈的營商環境下，本集團現正調整營銷策略，並致力發展高檔產品。在這轉型時期，業務增長難免放緩，但卻可為不久將來之增長奠定穩健根基。另一方面，充電式鋰電池部件新業務於二零零四年上半年全面投產。雖然總訂單數量稍低於松下集團原先預期，但電池部件業務於回顧期間依然有良好的表現。

於製造及銷售綫路板方面，市場競爭及質量問題持續困擾本集團之管理層。營業額下降約6%至59,400,000港元（二零零三年：63,100,000港元）。由於某些質量問題導致不尋常物料虧損，致使綫路板錄得12,300,000港元虧損（二零零三年：1,000,000港元）。

於回顧期間，買賣上市股票投資之營業額大增，而溢利增加至2,900,000港元（二零零三年：200,000港元）。

提供財務借貸業務於期內仍未見活躍。





12. 關連及關聯人士交易(續)

(4) 以下為恒光行與其若干聯營公司於期內按商業條款在正常業務過程中進行之重大交易概要：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	千港元
銷售成品予聯營公司	4,767	4,087
自聯營公司採購原料及成品	7,270	6,207
來自聯營公司之管理費收入	301	1,559
支付予合營夥伴之租金	1,415	1,387

應付聯營公司款項在未經審核綜合資產負債表中披露。於二零零四年六月三十日，應收聯營公司款項達6,836,000港元(二零零三年十二月三十一日：5,005,000港元)並包含於聯營公司之權益。

13. 或然負債

	本公司	
	於二零零四年六月三十日	於二零零三年十二月三十一日
	千港元	千港元
	(未經審核)	(經審核)
就授予附屬公司銀行信貸而作出之擔保	**30,300**	22,400

中期股息

董事會已議決不宣派截至二零零四年六月三十日止六個月之中期股息(二零零三年：無)。





11. 股本

	於二零零四年六月三十日 股份數目 （千股）	千港元
法定股本：		
每股面值0.01港元之普通股	50,000,000	500,000
已發行及繳足股本：		
於期初及期末	286,069	2,861

12. 關連及關聯人士交易

於二零零四年六月三十日，本集團已進行下列關連交易：

(1) 本集團之全資附屬公司向本集團之附屬公司怡德綫路板有限公司(「怡德」)授出一項15,650,000港元(二零零三年十二月三十一日：7,000,000港元)之貸款，供怡德用作一般營運資金。該筆貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(2) 此外，本集團有總上限為30,300,000港元(二零零三年十二月三十一日：22,400,000港元)之若干銀行融資，已由本集團之全資附屬公司動用。該等銀行融資乃以本集團之附屬公司怡德及Plentiful Light Limited以及本集團之若干全資附屬公司簽立之公司擔保及本集團若干租賃土地及樓宇作抵押。

(3) 於二零零四年六月三十日，一項163,000,000港元(二零零三年十二月三十一日：163,000,000港元)之承兑票據連同應計利息6,430,000港元(二零零三年十二月三十一：1,527,000港元)，須由本集團擁有51%擁益之附屬公司恒光行實業有限公司(「恒光行」)，按照二零零三年九月三日發出的承兑票據之條款，向本集團全資擁有之附屬公司Probest Holdings Inc.(「Probest」)分期攤還。承兑票據乃無抵押及按香港最優惠利率加每年1厘之利率計算，並須由二零零四年六月一日起分三年期攤還。於二零零四年六月三十日，本金額25,500,000港元及應計利息6,430,000港元經已過期。本集團正就過期承兑票據本金額及應計利息與恒光行商討償還計劃。





9. 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	於二零零四年六月三十日 千港元 (未經審核)	於二零零三年十二月三十一日 千港元 (經審核)
即時至三個月	**96,688**	111,448
四個月至六個月	**27,076**	17,509
七個月至一年	**14,322**	16,202
超過一年	**7,571**	5,450
	145,657	150,609
撥備	**(9,383)**	(10,193)
	136,274	140,416

本集團向顧客授出之一般信用期限介乎21日至120日。

10. 應付賬款

本集團按賬齡分析之應付賬款茲列如下：

	於二零零四年六月三十日 千港元 (未經審核)	於二零零三年十二月三十一日 千港元 (經審核)
即時至三個月	**76,704**	94,877
四個月至六個月	**23,985**	19,893
七個月至一年	**15,449**	3,252
超過一年	**548**	1,253
	116,686	119,275





7. 每股盈利

每股基本盈利乃根據期內股東應佔日常業務純利20,159,000港元(二零零三年：1,003,000港元)及期內已發行股份之加權平均數286,068,644股(二零零三年：286,068,644股)計算。由於期內並無未行使購股權，因此並無披露截至二零零四年六月三十日止期間之每股攤薄盈利。截至二零零三年六月三十日止期間，由於未行使購股權對每股基本盈利具有反攤薄影響，因此並無呈列每股攤薄盈利。

8. 負商譽

	千港元 (未經審核)
成本：	
承前結轉及於二零零四年六月三十日	88,680
累計確認作收入：	
承前結餘	48,334
期內確認作收入	9,598
於二零零四年六月三十日	57,932
帳面淨值	
於二零零四年六月三十日	30,748
於二零零三年十二月三十一日	40,346




4. 撥回聯營公司權益耗蝕虧損

撥回聯營公司權益耗蝕虧損指因本集團出售其於聯營公司之權益而根據董事重估聯營公司之估計收回金額以往年度所撥回的耗蝕虧損。

5. 經營業務之溢利／(虧損)

本集團之經營業務溢利／(虧損)已扣除／(計入)：

	截至六月三十日止六個月	
	二零零四年 千港元 (未經審核)	二零零三年 千港元 (未經審核)
折舊	**18,270**	17,181
攤銷預付租金	**430**	368
攤銷及撇銷遞延產品開發成本	**677**	573
出售上市股本投資收益淨額	**(60)**	–
持有上市股本投資未變現虧損	**803**	–
存貨撥備	**722**	1,762
利息收入	**(603)**	(2,168)

6. 税項

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)作出撥備。

	截至六月三十日止六個月	
	二零零四年 千港元 (未經審核)	二零零三年 千港元 (未經審核)
本集團：		
中華人民共和國：		
香港	**217**	347
中國內地	**142**	232
	359	579





3. 業務分部資料（續）

下表載列本集團業務分部有關收益及業績。

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
分部收益：																
向外界客戶銷售	182,185	161,999	56,307	57,372	-	-	15,491	-	58	371	98,671	102,242	-	-	352,712	321,984
分部間銷售	-	-	3,071	5,717	-	-	-	-	-	-	-	-	(3,071)	(5,717)	-	-
其他收益	1,527	762	884	2,589	-	-	5,978	265	-	-	5,467	1,659	-	-	13,856	5,275
合計	183,712	162,761	60,262	65,678	-	-	21,469	265	58	371	104,138	103,901	(3,071)	(5,717)	366,568	327,259
分部業績	5,056	3,985	(12,277)	(1,067)	-	-	2,918	160	(4,716)	351	5,266	(1,962)	-	-	(3,753)	1,467
利息、股息收入及未分配收益															13,290	7,046
出售附屬公司部份權益所得收益（淨額）															8,144	-
未分配開支															(2,332)	(8,922)
經營業務溢利／(虧損)															15,349	(409)
融資成本															-	(1)
應佔聯營公司溢利減虧損															357	1,333
除稅前溢利															15,706	923
稅項															(359)	(579)
除少數股東權益前溢利															15,347	344
少數股東權益															4,812	659
股東應佔經營業務之溢利淨額															20,159	1,003





附註：

1. 編製基準

中期財務報表未經審核，但經審核委員會審閱。

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。本中期財務報告所採納之會計政策及編製基準，與本集團截至二零零三年十二月三十一日止年度之年度財務報告所採納者一致。

2. 主要業務

於本期間，本集團之主要業務維持不變，主要包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售視光產品。

3. 業務分部資料

本集團之經營業務分類如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 綫路板分部，包括生產及銷售綫路版；

(c) 電子配件及部件分部，包括買賣及分銷電子配件及部件；

(d) 上市股本證券分部，包括買賣上市股本投資項目；

(e) 金融服務分部，包括提供貸款融資服務；及

(f) 光學產品分部，包括製造和銷售光學產品。





簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零四年 千港元 (未經審核)	二零零三年 千港元 (未經審核)
經營業務之現金流入／(流出)淨額	**(5,779)**	126,096
投資業務之現金流出淨額	**(84,221)**	(11,640)
現金及現金等價物增加／(減少)	**(90,000)**	114,456
年初之現金及現金等價物	**456,589**	322,410
匯率變動影響，淨額	–	2
期末之現金及現金等價物	**366,589**	436,868
現金及現金等價物結餘之分析		
現金及銀行結餘	**240,110**	56,509
取得時原本到期日少於三個月之非抵押定期存款	**126,479**	278,755
取得時原本到期日少於三個月並抵押作銀行透支信貸抵押品之定期存款	–	101,604
	366,589	436,868





簡明綜合股本變動表
截至二零零四年六月三十日止六個月

	股本	股份溢價	匯率波動儲備	資本儲備	繳入盈餘	資本贖回儲備	物業重估儲備	保留溢利	儲備合計	合計
		儲備								
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	2,861	200,556	1,474	801	283,208	77	–	209,238	695,354	698,215
因重估租賃土地及樓宇產生	–	–	–	–	–	–	266	–	266	266
外匯調整	–	–	59	–	–	–	–	–	59	59
損益賬未確認之收益淨額	–	–	59	–	–	–	266	–	325	325
本期溢利	–	–	–	–	–	–	–	20,159	20,159	20,159
於二零零四年六月三十日	2,861	200,556	1,533	801	283,208	77	266	229,397	715,838	718,699

截至二零零三年六月三十日止六個月

	股本	股份溢價	匯率波動儲備	資本儲備	繳入盈餘	資本贖回儲備	物業重估儲備	保留溢利	儲備合計	合計
於二零零三年一月一日	286,069	200,556	1,744	801	–	77	1,290	197,540	402,008	688,077
外匯調整	–	–	(218)	–	–	–	–	–	(218)	(218)
損益賬未確認之虧損淨額	–	–	(218)	–	–	–	–	–	(218)	(218)
股本重組	(283,208)	–	–	–	283,208	–	–	–	283,208	–
本期溢利	–	–	–	–	–	–	–	1,003	1,003	1,003
於二零零三年六月三十日	2,861	200,556	1,526	801	283,208	77	1,290	198,543	686,001	688,862





簡明綜合資產負債表

	附註	於二零零四年六月三十日 千港元 （未經審核）	於二零零三年十二月三十一日 千港元 （經審核）
非流動負債			
長期服務金撥備		**1,243**	1,243
遞延税項		**1,433**	1,433
		2,676	2,676
少數股東權益		**22,237**	23,125
		718,699	698,215
資本及儲備			
股本	11	**2,861**	2,861
儲備		**715,838**	695,354
		718,699	698,215




簡明綜合資產負債表

	附註	於二零零四年六月三十日 千港元 (未經審核)	於二零零三年十二月三十一日 千港元 (經審核)
非流動資產			
固定資產		**175,620**	185,769
負商譽	8	**(30,748)**	(40,346)
投資物業		**92,981**	—
於聯營公司之權益		**37,470**	35,581
預付租金		**3,807**	3,377
租約按金		**388**	388
遞延產品開發成本		**5,306**	4,783
		284,824	189,552
流動資產			
現金及銀行結餘		**240,110**	309,397
定期存款		**126,479**	147,192
應收賬款	9	**136,274**	140,416
應收票據		**1,233**	1,881
貸款及應收貸款利息		**3,092**	12,333
預付款項、按金及其他應收款項		**17,710**	30,681
持作出售之物業		**11,480**	5,700
短期投資		**22,351**	—
存貨		**87,823**	77,910
		646,552	725,510
流動負債			
應付賬款	10	**116,686**	119,275
應計債務及其他應付賬款		**34,659**	37,622
應付聯營公司款項		**15,914**	12,781
應付税項		**20,505**	21,368
		187,764	191,046
流動資產淨值		**458,788**	534,464
總資產減流動負債		**743,612**	724,016





明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績及比較數字如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零四年 千港元 (未經審核)	二零零三年 千港元 (未經審核)
營業額	3	**352,712**	321,984
銷售成本		**(307,696)**	(265,922)
毛利		**45,016**	56,062
其他收益		**14,823**	12,321
出售附屬公司部份權益之收益(淨額)		**8,144**	–
撥回聯營公司權益耗蝕虧損	4	**4,700**	–
租賃土地及樓宇之重估盈餘		**1,843**	–
待售物業準備之回撥		**5,780**	–
分銷成本		**(13,507)**	(12,110)
行政支出		**(51,026)**	(52,506)
其他經營支出		**(424)**	(4,176)
經營業務之溢利/(虧損)	5	**15,349**	(409)
融資成本		–	(1)
應佔聯營公司溢利減虧損		**357**	1,333
除稅前溢利		**15,706**	923
稅項	6	**(359)**	(579)
除少數股東權益前溢利		**15,347**	344
少數股東權益		**4,812**	659
股東應佔日常業務純利		**20,159**	1,003
每股盈利	7		
基本		**7.05仙**	0.35仙
攤薄		**不適用**	不適用


明日國際集團有限公司
（於百慕達註冊成立之有限公司）



二零零四年中期報告

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Stock Code: 0760

PROPOSALS INVOLVING

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENT OF BYE-LAWS

A notice convening an annual meeting of the Company to be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8th June, 2004 at 12:00 noon (the "Annual General Meeting") is set out on pages 3 to 7 of the Company's 2003 annual report despatched to the Shareholders on 29th April, 2004. If you do not propose to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed in the 2003 annual report of the Company in accordance with the instructions printed thereon to the Company's principal place of business at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting should you so wish.

29th April 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8th June, 2004 at 12:00 noon
"Board"	the board of Directors of the Company
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981
"Companies Ordinance"	Companies Ordinance Chapter 32 of the Laws of Hong Kong
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	26th April, 2004, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase shares during the period as set out in the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4(B) of the notice of the Annual General Meeting
"SFO"	Securities and Futures Ordinance Chapter 571 of the Laws of Hong Kong

"Share(s)"	share(s) of HK$0.01 each in the existing share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue shares during the period as set out in ordinary resolution no.4(A) referred to in the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin
Mr. Tam Ping Wah

Independent Non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principle Place of Business:
27th Floor,
Henley Building,
5 Queen's Road Central,
Hong Kong

29th April, 2004

To the Shareholders

Dear Sir or Madam,

**PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE SHARES
AND AMENDMENT OF BYE-LAWS**

INTRODUCTION

At the Annual General Meeting, resolutions will be proposed to grant to the Directors general mandates to issue and allot shares and repurchase shares since the general mandates granted to the Directors on 27th June, 2003 to issue Shares and to repurchase Shares will expire at the forthcoming Annual General Meeting.

The Stock Exchange has amended the Listing Rules based on the results of the Consultation Conclusions on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues issued in January 2003. The said amendments to the Listing Rules came into effect on 31st March, 2004. The Directors consider that changes to the Bye-Laws should be made in line with the requirements under the amended Listing Rules.

The purpose of this circular is to provide you with information regarding the proposed Repurchase Mandate and Shares Issue Mandate and amendment of the Bye-Laws.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 27th June, 2003, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under Rule 10.06 of the Listing Rules to provide the requisite information of the Repurchase Mandate is set out in the appendix to this circular.

The Directors wish to state that they have no present intention of exercising the Repurchase Mandate to repurchase shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 286,068,644 fully paid up Shares. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 28,606,864 Shares (being 10% of the Shares in issue).

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting two ordinary resolutions will be proposed respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

Subject to the passing of the proposed ordinary resolutions as referred in resolutions no.4(B) and no.4(C) of the notice of the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting and no Shares are repurchased under the Repurchase Resolution, the Company would be allowed to issue and allot up to a maximum of 57,213,728 Shares which is 20% of the issued share capital of the Company as at the Latest Practicable Date.

The Directors wish to state that they have no present intention of exercising the Share Issue Mandate to issue and allot Shares.

AMENDMENT OF BYE-LAWS

It is proposed that the Bye-Laws be amended in view of the amendments to the Listing Rules which came into effect on 31st March, 2004.

The proposal to amend the Bye-Laws shall be put to the Shareholders at the Annual General Meeting for approval by way of special resolution.

The proposed amendments are required in view of the amendments to the Listing Rules and provide for the following:–

(i) revised definition of "associate" to reflect the definition under the Listing Rules;

(ii) where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted;

(iii) the Directors shall not vote on any board resolution approving any contract or arrangement or any other proposal in which they or any of their associates have a material interest and they are not to be counted towards the quorum of the relevant board meeting, except as otherwise provided in the Bye-Laws and the Listing Rules; and

(iv) the period for the Shareholders to lodge the notice to nominate a Director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting, provided that the minimum length of the period during which such notice may be given shall be at least seven days.

Details of the proposed amendments to the Bye-Laws are set out in special resolution no.5 of the notice of the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Share Issue Mandate and a special resolution to amend the Bye-Laws, is set out in the 2003 annual report of the Company despatched to the Shareholders on 29th April, 2004.

As at the Latest Practicable Date, none of the Directors had any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, none of the Directors, other than Mr. Yau Tak Wah, Paul and Mr. Tam Ping Wah have entered into service contracts. Mr. Yau Tak Wah, Paul and Mr. Tam Ping Wah have entered into service contracts with the Company for a fixed term of three years from 26th April, 2003 to 25th April, 2006 which thereafter are terminable by either party upon the giving of six months' notice. The terms of the contracts are that the remuneration of each of them shall be a fixed salary at the rate of HK$2,600,000 per annum. During the term of the engagement, each of them shall be entitled to an annual management bonus after the end of each financial year in the following amount:

(i) if the audited consolidated net profit of Electronics Tomorrow International Limited (a wholly owned subsidiary of Tomorrow) and its subsidiaries and associated companies attributable to shareholders before such management bonus (the "Net Profit") for the relevant financial year exceeds HK$16,800,000 but not more than HK$21,000,000, 3% of the Net Profit;

(ii) if the Net Profit for the relevant financial year exceeds HK$21,000,000 but not more than HK$25,000,000, additional management bonus at 6% of such excess amount of Net Profit;

(iii) if the Net Profit for the relevant financial year exceeds HK$25,000,000 but not more than HK$29,000,000, additional management bonus at 11% of such excess amount of Net Profit (on top of bonuses described in (i) to (ii) above);

(iv) if the Net Profit for the relevant financial year exceeds HK$29,000,000 but not more than HK$33,000,000, additional management bonus at 15% of such excess amount of Net Profit (on top of bonuses described in (i), (ii) and (iii) above); and

(v) if the Net Profit for the relevant financial year exceeds HK$33,000,000, additional management bonus at 19% of such excess amount of Net Profit (on top of bonuses described in (i), (ii), (iii) and (iv) above).

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in the Company's 2003 annual report pursuant to Rule 13.74 of the Listing Rules.

A form of proxy for use at the Annual General Meeting is enclosed in the 2003 annual report of the Company. If you do not propose to attend the Annual General Meeting, you are requested to complete the said form of proxy in accordance with the instructions printed thereon and return it to the Company's principal place of business in Hong Kong at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Share Issue Mandate and amendment of Bye-Laws is in the interests of the Company and the Shareholders as a whole and accordingly recommend Shareholders to vote in favour of all the resolutions as set out in the notice of the Annual General Meeting.

Yours faithfully,
By order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 286,068,644 fully paid up Shares of HK$0.01 each. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 28,606,864 fully paid up Shares which is 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Resolution is in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the shares are repurchased.

It is expected that the Company will fund any repurchase of Shares from its available internal resources. There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2003) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. DISCLOSURE OF INTEREST

None of the Directors, nor to the best of their knowledge having made all reasonable enquiries, any of their associates nor any directors of such associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of its own shares and the Repurchase Mandate is approved by Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that if they shall exercise the power of the Company to make repurchases pursuant to the Repurchase Resolution they will exercise the same in accordance with the Listing Rules, the laws of Bermuda and all applicable laws.

6. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows :–

	Per Share	
	Highest	**Lowest**
2003		
May	0.64[A]	0.40[A]
June	0.72[A]	0.50[A]
July	0.86	0.47
August	0.88	0.75
September	0.83	0.56
October	0.78	0.53
November	1.14	0.66
December	0.95	0.80
2004		
January	1.00	0.80
February	1.24	0.84
March	1.31	1.00
April (up to Latest Practicable Date)	1.41	0.83

[A]: adjusted pursuant to the capital reorganization of the Company became effective on 30th June 2003

7. SHARE REPURCHASE MADE BY THE COMPANY

There have been no repurchases by the Company, or any of its subsidiaries, of any Shares in the six months immediately preceding the date of this circular (whether on the Stock Exchange or otherwise).

8. EFFECT OF THE TAKEOVER CODE

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeover Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Winspark Venture Limited (a company wholly beneficially owned by Mr. Chan Yuen Ming), together with its associates, holding 165,835,963 Shares which is approximately 58% of the issued share capital of the Company, was the only substantial shareholder holding more than 10% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Directors should exercise in full power to purchase Shares under the Repurchase Mandate, the shareholding of Winspark Venture Limited, together with its associates, in the Company would be increased to approximately 64.4% of the issued share capital of the Company. The exercise of the Repurchase Mandate in full will not result in the number of shares of the Company held by the public falling below 25% of the total number of Shares in issue. The Directors have no present intention of exercising the Repurchase Mandate. The Directors are not aware of any consequences or implications which may arise under the Takeover Code as a result of any repurchases of Shares made under the Repurchase Mandate.

7. 本公司購回之股份

本公司或其任何附屬公司於緊接本通函刊發日期前六個月內概無(在聯交所或循其他途徑)購回任何股份。

8. 收購守則之影響

倘因根據購回授權行使權力購回股份而導致某一股東在本公司所佔之投票權權益比例有所增加，則就收購守則第32條而言，該項權益比例增加將視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得本公司之控制權，須根據收購守則第26條提出強制性收購建議。

於最後可行日期，就本公司所深知及確信，由陳遠明先生全資實益擁有之公司 Winspark Venture Limited 為唯一持有本公司已發行股本逾10%之主要股東。Winspark 連同其聯繫人士合共持有165,835,963股股份，約佔本公司已發行股本之58%。倘並無發行或購回其他股份，而董事根據購回授權全面行使權力購回股份，則Winspark Venture Limited 連同其聯繫人士所持之本公司股權將增至佔本公司已發行股本約64.4%。全面行使購回授權將不會導致本公司之公眾持股量低於已發行股份總數之25%。董事目前無意行使購回授權。據董事所知，根據購回授權購回股份將不會引致根據收購守則可能產生之後果或影響。

4. 權益之披露

各董事或(彼等於作出一切合理查詢後所知)彼等之任何聯繫人士或該等聯繫人士之任何董事(定義見上市規則)目前概無意根據購回授權(倘獲股東批准)出售任何股份予本公司。

本公司其他關連人士(定義見上市規則)並無知會本公司，表示目前擬於本公司獲授權購回本身股份或購回授權獲得股東批准時，將任何股份售予本公司或其附屬公司，亦無承諾不出售該等股份予本公司或其附屬公司。

5. 董事之承諾

董事已向聯交所承諾，倘彼等按照購回決議案行使本公司之權力進行購回，彼等將根據上市規則、百慕達適用法律及所有適用法律行使該權力。

6. 股份價格

以下為股份於最後可行日期前十二個曆月內每月在聯交所錄得之最高及最低價格：

	每股股份	
	最高	最低
	港元	*港元*
二零零三年		
五月	0.64[A]	0.40[A]
六月	0.72[A]	0.50[A]
七月	0.86	0.47
八月	0.88	0.75
九月	0.83	0.56
十月	0.78	0.53
十一月	1.14	0.66
十二月	0.95	0.80
二零零四年		
一月	1.00	0.80
二月	1.24	0.84
三月	1.31	1.00
四月(截至最後可行日期)	1.41	0.83

[A]：根據本公司於二零零三年六月三十日生效之股本重組作出調整。

本附錄乃遵照上市規則編製之說明函件，旨在向　閣下提供有關購回授權之必需資料。

1. 股本

於最後可行日期，本公司之已發行股本包括286,068,644股每股面值0.01港元之繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達28,606,864股繳足股款股份，佔本公司於最後可行日期之已發行股本10%。

2. 購回之理由

董事相信購回決議案符合本公司及股東之最佳利益。購回（視乎當時之市況及資金安排而定）可提高股份之資產淨值及／或每股盈利，並只會在董事認為購回將在整體上對本公司及股東有利之情況下方會進行。

3. 購回所需資金

在購回股份時，本公司只可動用根據其公司組織章程大綱及公司細則以及公司法可合法撥作此用途之資金。

百慕達法例規定就購回股份而退還之資本額只可自有關股份之實收資本或可供派發股息或作出分派或就此發行新股份所得收入之本公司資金中撥款支付。就購回股份所需支付之溢價只可自可供派發股息或作出分派之本公司資金或自本公司於購回股份前之股份溢價賬中撥款支付。

預期本公司將以內部資金用作任何購回股份所需之資金。倘於建議之購回期間內任何時間購回授權獲全面行使，可能對本公司之營運資金或負債狀況構成不利影響（相對本公司截至二零零三年十二月三十一日止年度之年報所披露之狀況而言）。然而，董事無意因行使購回授權而引致對本公司之營運資金需求或董事認為本公司宜不時維持之負債水平構成重大不利影響。

推薦意見

董事相信，授出購回授權、股份發行授權及修訂公司細則在整體上符合本公司及股東之最佳利益。因此，董事推薦　閣下投票贊成股東週年大會通告所載之所有決議案。

此　致

列位股東　台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零四年四月二十九日

於最後可行日期，除邱德華先生及譚炳華先生外，概無董事已訂立任何服務合約。邱德華先生及譚炳華先生已經與本公司訂立固定年期的三年服務合約，由二零零三年四月二十六日至二零零六年四月二十五日止，其後任何一方可向對方發出六個月通知終止合約。合約條款如下：彼等的酬金為固定年薪2,600,000港元。在受僱期間，彼等各自有權在每個財政年度完結後收取年終管理花紅，金額如下：

(i) Electronics Tomorrow International Limited（明日國際的全資附屬公司）、其附屬公司及聯營公司在支付該等管理層花紅前，相關財政年度的股東應佔經審核綜合純利（「純利」）若超過16,800,000港元但未及21,000,000港元，則收取純利的3%；

(ii) 有關財政年度的純利若超過21,000,000港元但未及25,000,000港元，則收取為多出的純利金額6%的額外管理花紅；

(iii) 有關財政年度的純利若超過25,000,000港元但未及29,000,000港元，則（除上述(i)至(ii)所述之花紅外）收取為多出的純利金額11%的額外管理花紅；

(iv) 有關財政年度的純利若超過29,000,000港元但未及33,000,000港元，則（除上述(i)、(ii)及(iii)所述之花紅外）收取為多出的純利金額15%的額外管理花紅；及

(v) 有關財政年度的純利若超過33,000,000港元，則（除上述(i)、(ii)、(iii)及(iv)所述之花紅外）收取為多出的純利金額19%的額外管理花紅。

擬在股東週年大會上重選之董事之詳情已根據上市規則第13.74條載於二零零三年年報內。

本公司二零零三年年報隨附股東週年大會適用之代表委任表格。倘 閣下不擬出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥表格，並將其盡快交回本公司在香港之主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，惟交回表格之時間在任何情況下不得遲於股東週年大會或任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後， 閣下屆時仍可親身出席股東週年大會或其任何續會（視情況而定）及在會上投票。

建議之修訂是鑑於上市規則之修訂而須作出，當中訂明下列事項：

(i) 修訂「聯繫人士」之定義，以反映上市規則之定義；

(ii) 如任何股東根據上市規則須就任何特定決議案放棄投票權或被限制就任何特定決議案只可投贊成票或只可投反對票，則該名股東或其代表在違反該規定或限制情況下所投之票數，將不獲計算在內；

(iii) 除公司細則及上市規則另有規定者外，董事不得在有關其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之董事會決議上投票，其亦不計入有關董事會會議法定人數之內；及

(iv) 股東遞交推選董事通知之期間由不早過就該推選而舉行之股東大會通知寄發後當日起至不遲過該股東大會日期前七日止，惟遞交該通知之最短期間不得少於七日。

公司細則建議修訂詳情載於股東週年大會通告第5項特別決議案。

責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

股東週年大會

股東週年大會通告載於在二零零四年四月二十九日向股東寄發之本公司二零零三年年報，通告內載列(其中包括)普通決議案以批准購回授權及股份發行授權，以及特別決議案以修訂公司細則。

於最後可行日期，概無董事與任何本公司董事、高級管理層或主要或控股股東有任何關連。

購回股份之一般授權

在本公司於二零零三年六月二十七日舉行之股東週年大會上，本公司向董事授出一般授權，行使本公司權力以購回股份。有關授權將於本公司應屆股東週年大會結束時作廢。董事擬尋求 閣下批准在股東週年大會上將予提呈之購回決議案。本通函附錄載有上市規則第10.06條規定之説明函件，以提供有關購回授權之必需資料。

董事擬表明，彼等現無意行使購回授權以購回股份。

於最後可行日期，本公司之已發行股本包括286,068,644股繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達28,606,864股股份（佔已發行股份之10%）。

發行股份之一般授權

股東週年大會上將分別提呈兩項普通決議案，向董事授出一般授權以配發、發行及買賣股份，惟不得超過於決議案日期之本公司已發行股本之20%，另加相當於本公司於獲授可購回最多佔於購回決議案日期之本公司已發行股本10%之一般授權後可予購回之股份總面額之任何股份。

倘通過股東週年大會通告第4(B)及4(C)項決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份及並無根據購回授權購回任何股份，則本公司將獲准發行及配發最多達57,213,728股股份，佔本公司於最後可行日期之已發行股本20%。

董事擬表明，彼等現無意行使股份發行授權以發行及配發股份。

修訂公司細則

鑑於上市規則於二零零四年三月三十一日生效之修訂，現建議修訂公司細則。

修訂公司細則之建議須以特別決議案方式在股東週年大會上提呈以供股東批准。



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

執行董事：
邱德華先生*(主席)*
雷美寶女士
王香玲女士
譚榮健先生
譚炳華先生

獨立非執行董事：
吳偉雄先生
張仲良先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

敬啟者：

購回股份及發行股份之
一般授權及
修訂公司細則之建議

緒言

鑑於二零零三年六月二十七日授予董事以發行及購回股份之一般授權，將於應屆股東週年大會上到期，故於股東週年大會上，將提呈決議案向董事授出一般授權，以發行及配發股份及購回股份。

基於二零零三年一月刊發之有關企業管治事宜的上市規則修訂建議諮詢結論文件，聯交所已修訂上市規則。上述上市規則修訂於二零零四年三月三十一日生效，董事認為公司細則應作出修訂，以符合經修訂上市規則之規定。

本通函旨在向 閣下提供有關購回授權、股份發行授權及修訂公司細則之建議之資料。

「股份」	指	本公司現有股本中每股面值0.01港元之股份
「股東」	指	本公司之股東
「股份發行授權」	指	授予董事之一般授權，以於股東週年大會通告所述第4(A)項普通決議案所載之期間內行使本公司權力配發及發行股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港幣值

在本通函內，除文義另有所指外，以下詞彙之釋義如下：

「股東週年大會」	指	本公司將於二零零四年六月八日星期二中午十二時假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行之股東週年大會
「董事會」	指	本公司董事會
「營業日」	指	香港銀行一般之營業日期(不包括星期六)
「公司細則」	指	本公司之公司細則
「本公司」	指	明日國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「公司法」	指	一九八一年公司法
「公司條例」	指	香港法例第三十二章公司條例
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零四年四月二十六日，本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	授予董事之一般授權，以於購回決議案所載之期間內行使本公司權力購回股份
「購回決議案」	指	股東週年大會通告第4(B)項決議案所述之已提呈普通決議案
「證券及期貨條例」	指	香港法例第五七一章證券及期貨條例

目　錄

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司(「本公司」)股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

股份代號：0760

購回股份及發行股份之
一般授權及
修訂公司細則之建議

本公司將於二零零四年六月八日星期二中午十二時假座香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行股東週年大會(「股東週年大會」)，召開大會之通告載於二零零四年四月二十九日向股東寄發之本公司二零零三年年報第三至七頁。倘 閣下不擬出席股東週年大會，敬請按本公司二零零三年年報隨附之代表委任表格上印備之指示填妥表格，並將其盡快交回本公司之主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，惟交回表格之時間在任何情況下均不得遲於股東週年大會或其任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後， 閣下屆時仍可親身出席股東週年大會或其任何續會及在會上投票。

二零零四年四月二十九日

THE STANDARD
29 April 2004

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8th, June 2004 at 12:00 noon for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2003.
2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby *generally and unconditionally approved;*

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. As special business, to consider and, if thought fit, pass with or without modification, the following resolution as a special resolution:

"**THAT** the Bye-Laws of the Company be amended as follows:

1. Bye-law 1

by adding the following new definition immediately after the definition of "Act":

" "associate(s)" shall have the same meaning attributed to it in the rules of the Designated Stock Exchange;"

2. Bye-law 76

by re-numbering Bye-law 76 as 76(1) and inserting the new Bye-law 76(2) as follows:

"Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

3. Bye-law 88

by deleting Bye-law 88 in its entirety and replacing it with the following new Bye-law 88:

"No person, other than a retiring Director, shall unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given, and notice in writing by the person to be proposed of his willingness to be elected shall have been lodged with the Company at the Office or at the head office no earlier than the day after despatch of the notice of the general meeting and no later than seven days before the date of the general meeting and provided that the minimum length of the period during which such notice may be given shall be at least seven days."

4. Bye-law 103

(i) by deleting paragraph (1) in its entirety and replacing it with the following new paragraph (1):

"Save as otherwise provided by the Bye-laws, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates has a material interest, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself or themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any of its subsidiaries or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associates is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or third company through which his interest or that of any of his associates is derived);

(vi) any proposal or arrangement for the benefit of employees of the Company or any of its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates;

(vii) any proposal or arrangement concerning the benefit of employees of the issuer or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the director or his associate(s) may benefit."

(ii) by deleting the existing paragraph (2) and replacing it with the following new paragraph (2):

"*A company shall be deemed to be a company in which a Director together with any of his associate(s) own(s) 5 per cent or more if* and so long as (but only if and so long as) he and/or his associate(s) are (either directly or indirectly) the holders of or beneficially interested in 5 per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the Director's or any of his associate(s)'s interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in any authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder."

6. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul
Chairman

As at the date of this announcement, the board of directors of the Company comprises of seven directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Mr. Tam Ping Wah, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and two independent non-executive directors, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard.

Hong Kong, 29th April 2004

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.
2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. With reference to Resolution 4(B) above, the explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to shareholders in due course.



Tomorrow International Holdings Limited
明日國際集團有限公司

（於百慕達註冊成立之有限公司）
（股票代號：0760）

股東週年大會通告

茲通告本公司謹定於二零零四年六月八日星期二中午十二時假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903至906室舉行本公司股東週年大會，以處理下列事項：

1. 省覽截至二零零三年十二月三十一日止年度經審核財務報告及董事會報告書與核數師報告書。
2. 重新選舉退任董事及授權董事會釐定董事酬金。
3. 續聘核數師及授權董事會釐定核數師酬金。
4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（無論有否修訂）：

(A)「動議：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.01港元，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發（不論根據購股權或其他方式而配發者）之股本總面額（根據：(a)供股（定義見下文）；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外），不得超過本決議案獲通過日期本公司已發行股本總面額20%，而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制；及

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份，提呈或發行認股權證、購股權或有權認購本公司股份之其他證券之建議（惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排）。」

(B)「動議：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，按第(B)(i)段授出之批准亦因而受此限制；及

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。」

(C)「動議擴大根據上文第4(A)項決議案向董事會授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 作為特別事項，考慮並酌情通過下列決議案為特別決議案（無論有否修訂）：

「動議修改本公司之公司細則，內容如下：

1. <u>公司細則第1條</u>

在緊隨「該法」之定義後加入下列新定義：

「「聯繫人士」具有指定交易所證券上市規則所賦予之涵義；」

2. <u>公司細則第76條</u>

將公司細則第76條重新編列為第76(1)條，並加插新公司細則第76(2)條，內容如下：

「如任何股東根據指定交易所規則須就任何特定決議案放棄投票權或被限制就任何特定決議案只可投贊成票或只可投反對票，則該名股東或其代表在違反該規定或限制情況下所投之票數，將不獲計算在內。」

3. <u>公司細則第88條</u>

刪除整條公司細則第88條，並以下列新公司細則第88條取代：

「除非一份由正式合乎資格出席大會及投票之股東（並非被提議推選為董事之人士）簽發表明其擬在大會推選某人士出任董事之書面通知及一份由被推選人士簽發表明其願意膺選為董事之書面通知，已於由不早於股東大會通知寄發後當日起至不遲於股東大會日期前七日止期間（惟該呈交通知期間最短不得少於七日），呈交本公司之辦事處或總辦事處，否則概無人士（告退董事除外，及除非由董事推舉）有資格在任何股東大會上膺選出任董事職位。」

4. <u>公司細則第103條</u>

(i) 刪除整段第(1)段，並以下列新第(1)段取代：

「除公司細則另有規定者外，董事不得在有關其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之董事會決議上投票，其亦不計入有關法定人數，惟此限制不適用於下列任何情況：

(i) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益，借出款項或引起或承擔之責任而向該董事或其聯繫人士提供任何抵押或賠償保證之合約或安排；

(ii) 就董事或其聯繫人士單獨或共同提供全部或部份擔保或賠償保證或提供抵押之本公司或其任何附屬公司之債項或責任而向第三者提供任何抵押或賠償保證之合約或安排；

(iii) 任何有關提呈發售本公司或其任何附屬公司或其創立或擁有權益的任何其他公司的股份或債券或其他證券以供認購或購買，而董事或其聯繫人士參與或將會參與發售建議的包銷或分包銷之合約或安排；

(iv) 任何董事或其聯繫人士僅因其或彼等在本公司股份或債券或其他證券擁有權益，而與本公司或其任何附屬公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益之合約或安排；

(v) 任何有關董事或其聯繫人士直接或間接在其中擁有權益（不論以高級職員或行政人員或股東身份）或董事或其聯繫人士在其中實益擁有股份的任何其他公司之合約或安排，惟董事及其任何聯繫人士不得在該公司（或該董事或其任何聯繫人士藉以獲得有關權益的任何第三間公司）實益擁有任何已發行股份或任何類別股份投票權的5%或以上；

(vi) 為本公司或其附屬公司僱員之利益而訂立之建議或安排，包括採納、修訂或設立一項養老金或退休、死亡或傷殘福利計劃，而有關計劃涉及本公司或其任何附屬公司或其聯營公司之董事、其聯繫人士及僱員，且並無給予董事或其聯繫人士任何與涉及該計劃或基金之僱員一般所無之優惠或利益；

(vii) 任何有關為發行人或其附屬公司之僱員之利益而訂立之建議或安排，包括採納、修訂或設立任何僱員股份計劃或任何股份獎勵或購股權計劃，而董事或其聯繫人士可藉此獲益。」

(ii) 刪除現有第(2)段，並以下列新第(2)段取代：

「倘若及只要（僅限於倘若及只要）董事及／或其聯繫人士直接或間接持有或實益擁有一間公司（或其或其任何聯繫人士藉以獲得有關權益之任何第三間公司）任何類別權益股本或該公司所授予股東之投票權5%或以上權益，則該公司將被視作董事及／或其聯繫人士擁有5%或以上權益之公司。就本段而言，不應計及董事或其聯繫人士作為被動受託人或保管受託人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事及／或其聯繫人士擁有復歸或剩餘權益之信託所涉及之股份，及董事及／或其聯繫人士僅作為單位持有人而擁有權益之認可單位信託計劃所涉及之股份。」

6. 進行本公司任何其他事項。

承董事會命
主席
邱德華

於本公佈日期，本公司董事會由七位董事組成，其中五位是執行董事，即邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生，兩位是獨立非執行董事，即吳偉雄先生及張仲良先生。

香港，二零零四年四月二十九日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。
2. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點（地址為香港皇后大道中5號衡怡大廈27樓），方為有效。
3. 就上文第4(B)項決議案而言，一份載有香港聯合交易所有限公司證券上市規則規定所需關於購回股份之資料之說明函件將於適當時向股東寄發。



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

Announcement of 2003 Annual Results

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003, together with comparative figures for the previous corresponding year as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	2003 *HK$'000*	2002 *HK$'000*
TURNOVER	2	722,782	741,077
Cost of sales		(621,877)	(578,723)
Gross profit		100,905	162,354
Other revenue		11,652	13,830
Negative goodwill recognised as income		23,550	24,784
Provision against loans receivable		(20)	(1,480)
Gain on disposal of partial interest in Swank		18,407	3,481
Surplus/(deficit) on revaluation of leasehold land and buildings, net		(1,015)	22
Provision for properties held for sale		(2,967)	(2,200)
Distribution costs		(27,194)	(23,642)
Administrative expenses		(109,870)	(113,632)
Other operating expenses		(10,640)	(2,957)
PROFIT FROM OPERATING ACTIVITIES	3	2,808	60,560
Share of profits less losses of associates		1,727	5,797
PROFIT BEFORE TAX		4,535	66,357
Tax	4	(1,778)	(4,675)
PROFIT BEFORE MINORITY INTERESTS		2,757	61,682
Minority interests		8,941	1,165
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		11,698	62,847
EARNINGS PER SHARE	5		
Basic		4.09 cents	22.30 cents
Diluted		N/A	22.24 cents

Notes:

1. **IMPACT OF REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE ("SSAP")**

   SSAP 12 (Revised) "Income Taxes" is effective for the first time for the current year's financial statements.

2. **TURNOVER AND SEGMENT INFORMATION**

   Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

   (a) Business segments

   The following tables present revenue, profit/(loss) and expenditure information for the Group's business segments.

   Group

	Electronic products 2003 HK$'000	Electronic products 2002 HK$'000	PCBs 2003 HK$'000	PCBs 2002 HK$'000	Electronic components and parts 2003 HK$'000	Electronic components and parts 2002 HK$'000	Listed equity investments 2003 HK$'000	Listed equity investments 2002 HK$'000
Segment revenue:								
Sales to external customers	398,361	434,371	130,909	96,940	1	138	870	667
Inter-segment sales	-	-	11,450	9,932	21,079	38,941	-	-
Other revenue	1,904	1,443	1,412	2,110	25	665	421	779
Total	400,265	435,814	143,771	108,982	21,105	39,744	1,291	1,446
Segment results	17,827	39,250	(18,342)	(1,302)	673	2,336	(7,297)	(6,960)

	Provision of finance 2003 HK$'000	Provision of finance 2002 HK$'000	Optical products 2003 HK$'000	Optical products 2002 HK$'000	Eliminations 2003 HK$'000	Eliminations 2002 HK$'000	Consolidated 2003 HK$'000	Consolidated 2002 HK$'000
Segment revenue:								
Sales to external customers	412	1,243	192,236	207,718	-	-	722,782	741,077
Inter-segment sales	-	-	-	-	(32,529)	(48,873)	-	-
Other revenue	-	30	3,167	3,487	-	-	6,929	8,514
Total	412	1,273	195,403	211,205	(32,529)	(48,873)	729,711	749,591
Segment results	(9,177)	(11,448)	(21,673)	8,712	(64)	(31)	(38,049)	30,537
Interest, dividend income and unallocated gains							4,723	5,316
Negative goodwill recognised as income							23,550	24,784
Gain on disposal of partial interest in Swank							18,407	3,481
Unallocated expenses							(5,823)	(3,558)
Profit from operating activities							2,808	60,560
Share of profits less losses of associates							1,727	5,797
Profit before tax							4,535	66,357
Tax:								
Company and subsidiaries							(1,627)	(3,675)
Associates							(151)	(1,000)
Profit before minority interests							2,757	61,682
Minority interests							8,941	1,165
Net profit from ordinary activities attributable to shareholders							11,698	62,847

   (b) Geographical segments

   The following tables present revenue information for the Group's geographical segments.

   Group

	Europe 2003 HK$'000	Europe 2002 HK$'000	North America 2003 HK$'000	North America 2002 HK$'000	Hong Kong 2003 HK$'000	Hong Kong 2002 HK$'000	Japan 2003 HK$'000	Japan 2002 HK$'000	Others 2003 HK$'000	Others 2002 HK$'000	Eliminations 2003 HK$'000	Eliminations 2002 HK$'000	Consolidated 2003 HK$'000	Consolidated 2002 HK$'000
Segment revenue:														
Sales to external customers	190,033	115,013	131,597	264,964	197,098	162,434	158,401	142,741	43,667	55,925	-	-	722,782	741,077

3. **PROFIT FROM OPERATING ACTIVITIES**

   The Group's profit from operating activities is arrived at after charging/(crediting):

	2003 *HK$'000*	2002 *HK$'000*
Cost of inventories sold	621,192	578,121
Depreciation of fixed assets	34,836	32,312
Amortisation of prepaid rental	737	737
Amortisation of deferred product development costs	1,189	1,110
Provision against inventories	12,397	134
Interest income on bank deposits	(3,621)	(5,444)

4. **TAX**

	Group 2003 *HK$'000*	Group 2002 *HK$'000*
The People's Republic of China (the "PRC"):		
Hong Kong:		
Current year provision	1,524	3,690
Under/(over) provision in prior year	80	(228)
Mainland China	23	213
	1,627	3,675
Share of tax attributable to associates	151	1,000
Tax charge for the year	1,778	4,675

   Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the year. The PRC tax is provided at the applicable enterprise income tax law of the PRC.

5. **EARNINGS PER SHARE**

   The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$11,698,000 (2002: HK$62,847,000) and the weighted average of 286,068,644 (2002: 281,874,672 as restated) ordinary shares in issue during the year.

   A diluted earnings per share for the year ended 31 December 2003 had not been disclosed as no diluting events existed during the year. For the year ended 31 December 2002, the calculation of diluted earning per share was based on the net profit attributable to shareholders for that year of HK$62,847,000 and the weighted average of 282,551,036 ordinary shares in issue during that year as adjusted for the capital reorganisation which took effect on 30 June 2003.

   The comparative basic and diluted earnings per share was adjusted to reflect the capital reorganisation which took effect on 30 June 2003.

FINAL DIVIDEND

The Board of Directors does not recommend the payment of any final dividend (2002: Nil).

BUSINESS REVIEW

In the year of 2003, the world economy got on a roller-coaster with an exciting journey. The economic condition reached the trough during the first quarter at the time of the Iraq war and finally exhibited an encouraging recovery. Fuelled by the outbreak of the Severe Acute Respiratory Syndrome ("SARS"), the Hong Kong economy inevitably confronted with a difficult time during the first half of the year under review. However, in consequence of the Iraq war passing off and the encouraging support from the Chinese Government through a number of economic recovery measures, the local economy has been regaining a recovery by the end of the year.

Owing to the SARS outbreak and the Iraq war, the export business of the Electronic Products Division deteriorated in the first half of the year. Although the sales orders have gradually been picking up in the last quarter, the turnover of the Electronic Products Division moderately decreased by 8.3% for the year under review. During the year, apart from the manufacture of consumer electronic products, the Group has successfully established new production lines in a new leased factory building in Shenzhen for the manufacture of lithium rechargeable battery parts for Matsushita Group, a well-known Japanese electronic giant. The new factory has become fully operational in the fourth quarter of 2003 and has already achieved a breakeven position by the end of the year. It is an encouraging progress in implementing business diversification program and is in line with the long-term strategy of the Group.

The printed circuit boards ("PCB") business experienced a low time in 2003. As a result of the restructure of the production management organisation during the year, unstable output quality had caused higher-than-normal material consumption that significantly reduced the already thinned profit margin. Although the turnover increased by 35.1% to HK$130.9 million (2002: HK$96.9 million), the PCB Division suffered an operating loss of HK$18.3 million (2002: HK$1.3 million) for the year ended 31 December 2003.

To adopt a prudent approach, the trading of listed equity securities and the provision of loan financing activities remained inactive.

The SARS outbreak and the Iraq war also hit the business of Swank International Manufacturing Company Limited ("Swank"). Turnover dropped from HK$207.7 million in year 2002 to HK$192.2 million in year 2003. Sales orders of the year decreased by HK$49.5 million to HK$195.8 million (2002: HK$245.3 million) resulting in the low utilisation of production capacity. Coupled with the price cutting pressure from certain customers, gross profit margin decreased to 12.4% (2002: 20.2%). Somehow, the adverse impact was partially offset by savings in overhead cost through various cost reduction measures.

FUTURE PLANS

In the year of 2004, it is believed that the world economy will gradually gather momentum. In particular, a signal of turnaround in the Japanese economy is being uncovered after its over 10 years of economic recession. The export business of the Group is likely to benefit from it.

In view of the widely adoption of wireless application in electronic devices, the Group will dedicate more resources and efforts for in the development of new products with wireless features to cater for the ever-changing consumer market. On the other hand, as most of the international electronics manufacturers have relocated or prepared to relocate their manufacturing bases to the mainland China, it provides ample opportunities for the further development of our OEM business. In addition to the manufacture of consumer electronic products, business diversification within the electronics industry is always on our agenda.

As a key player in the optical industry, the Group aims to widen its customer base by implementing viable business development plans with international brand name customers and by developing new markets, including Asian region. Moreover, the Group will focus on enhancement of production efficiency and on implementation of supply chain management to drive down production and procurement costs so as to improve the profit margin. Adequate investments will be made in these respects if and when appropriate.

With much dedication, the management has been acquiring valuable experiences in searching for and identifying opportunities with promising business potential. Through inorganic growth by acquisition and organic growth by expansion of existing business and development of new business, the management aims at becoming a successful investor on the one hand and a good quality manufacturer in light industry on the other hand.

In view of the long-term growth of the Group, the management believes that enriching human resources through recruiting competent and experienced senior management staff, who would be able to share their expertise and knowledge with the existing management team from time to time is of vital importance. The main objective is to make the operation platform more solid in order to cope with the future expansion. Together with the strong financial position, the Group is well-positioned to act with high flexibility when investment opportunities with good earnings potential arise.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2003, cash and bank balances (including time deposits) maintained by the Group were HK$456.6 million, representing an increase of HK$134.2 million compared with the position as at 31 December 2002. On the other hand, banking facilities of HK$178 million are available to the Group. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 23.7% as at 31 December 2003, comparing with 20% as at 31 December 2002.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2003, there were no outstanding forward contract in foreign currency committed by the Group that might involve in significant foreign exchange risks and exposures.

CAPITAL STRUCTURE

During the year, with a view to facilitate raising funds or acquiring assets by way of allotment or placement of shares in future, the Company underwent a capital restructuring exercise whereby the par value of the paid up capital of the issued shares was reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 paid up capital on each issued share and the Company would then effect a share consolidation, whereby every 10 issued shares of HK$0.001 each was consolidated into 1 new share of HK$0.010 each. The capital restructuring became effective on 30 June 2003 and the then issued share capital of the Company comprised 286,068,644 new shares of HK$0.010 each.

CORPORATE MOVE

On 4 March 2003, the Company, Probest Holdings Inc. ("Probest"), an indirectly wholly owned subsidiary of the Company and Swank International Manufacturing Company Limited ("Swank") entered into a conditional asset disposal agreement (the "Asset Disposal Agreement") and a conditional loan restructuring agreement (the "Loan Restructuring Agreement") to restructure the principal loan of HK$250 million and the accrued interest due to Probest. Details of the Asset Disposal Agreement and the Loan Restructuring Agreement were set out in the circular to shareholders dated 7 April 2003. Subsequently, these two agreements were terminated on 27 August 2003.

On 3 September 2003, the Company, Probest and Swank entered into a conditional share sale agreement pursuant to which Probest would acquire a 30% equity interest in Profitown Investment Corporation ("Profitown") and 30% of loan owing by Profitown to Swank at an aggregate consideration of HK$3 million (the "Share Sale Agreement"). Profitown is a wholly own subsidiary and an intermediate holding company of all the operating subsidiaries and associates companies of Swank. On 3 September 2003, the Company, Probest and Swank also entered into a conditional loan settlement agreement pursuant to which Probest agreed to waive the repayment of the outstanding principal loan of HK$47 million due from Swank and the accrued loan interest thereon since 1 March 2002 up to the effective date of the loan settlement agreement (the "Loan Settlement Agreement").

Moreover, Swank also proposed to raise not less than HK$37.7 million before expenses by way of an open offer on the basis of 13 offer shares at HK$0.013 each for every existing share of HK$0.01 each in the issued share capital of Swank held by the shareholders, who had addresses in Hong Kong on the register of members of Swank, as at 16 October 2003, being the date to which entitlements under the open offer would be determined (the "Open Offer"). On 3 September 2003, the Company, Probest and Swank also entered into an underwriting agreement pertaining to the Open Offer. Subsequently, net proceeds from the Open Offer of approximately HK$37.0 million was used to repay partly the loan due to Probest.

The outstanding principal loan due to Probest from Swank was reduced from HK$250 million to HK$163 million which shall be repaid by three instalments in accordance with the terms of the promissory note with maturity date of 1 June 2006. The promissory note is unsecured and bears interest at a rate equivalent to 1% over Hong Kong prime rate per annum. The Share Sale Agreement, the Loan Settlement Agreement and the Open Offer were completed in November 2003.

Upon completion of the Open Offer, the shareholding of the Company in Swank increased to 83.21%. In order to restore the minimum public float requirement of 25% of Swank shares, on 16 December 2003, Probest entered into a placing agreement with Kingsway Financial Services Group Limited ("SW Kingsway Financial"), a wholly owned subsidiary of SW Kingsway Capital Holdings Limited ("SW Kingsway"). Pursuant to the placing agreement, 412,794,000 Swank shares or approximately 13.21% of the then issued share capital of Swank were placed through SW Kingsway Financial to independent investors at a price of HK$0.0269 per share or with gross proceed of HK$11.1 million.

Furthermore, the Group entered into a sale and purchase agreement with Kingsway Lion Spur Technology Limited ("Kingsway Lion Spur") and Rich Global Investments Limited ("Rich Global"), both are the wholly owned subsidiaries of SW Kingsway, whereby Probest agreed to sell, and Kingsway Lion Spur and Rich Global agreed to purchase 593,724,000 Swank shares at a consideration of HK$0.0269 per Swank share, totaling HK$16.0 million (the "S&P Agreement"). The transaction gave rise to a total gain of HK$16.0 million, of which HK$7.4 million was booked in year 2003 and HK$8.6 million will be booked in year 2004. Upon completion of the placing agreement and the S&P Agreement, the Group's shareholding in Swank was reduced from 83.21% to 51%. In addition, the Group granted an option to Rich Global, whereby Rich Global could purchase 50% interest in Probest at a consideration of HK$15.7 million within a period of 15 months from the date of an option agreement. Certain conditions need to be satisfied before Rich Global could exercise the option. Should the option be exercised by Rich Global, the Group's effective shareholding in Swank would further be reduced to 25.5%. The Board considered the transactions would eventually benefit the Group mainly in two ways. Firstly, having a strategic investor like SW Kingsway would help Swank obtain external financing and/or strategic investors in future. As the S&P Agreement was just completed in January 2004, this strategic benefit is yet to be realised. Secondly, it was a good opportunity to realise part of the investment to achieve a satisfactory gain resulting in an increase of the net asset value of the Group.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2003, the Group employed approximately 5,350 employees, with more than 5,200 in the Mainland China and about 150 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied throughout the year with the Code of Best Practice (the "Code") as set out by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Appendix 14 of the Listing Rules, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the Company's bye-laws.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

There was no purchase, sale or redemption of shares or other securities of the Company by the Company or its subsidiaries during the year.

DIRECTORS

The board of directors of the Company comprises of seven directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah, and two independent non-executive directors, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard.

AUDIT COMMITTEE

The audit committee comprises two independent non-executive directors and reports to the board of directors. The audit committee meets with the Group's senior management regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange website in due course.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on Tuesday, 8 June 2004 ("the AGM"). For details of the AGM, please refer to the Notice of the AGM which is expected to be published on or about 29 April 2004.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 26 April, 2004



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0760)

二零零三年全年業績公佈

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度之經審核綜合業績，連同去年之比較數字載列如下：

綜合損益賬

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	**722,782**	741,077
銷售成本		**(621,877)**	(578,723)
毛利		**100,905**	162,354
其他收益		**11,652**	13,830
已確認為收入之負商譽		**23,550**	24,784
應收貸款撥備		**(20)**	(1,480)
出售於恒光行之部份權益之收益		**18,407**	3,481
重估租約土地及樓宇之盈餘／(虧絀)淨額		**(1,015)**	22
持作出售物業撥備		**(2,967)**	(2,200)
分銷費用		**(27,194)**	(23,642)
行政支出		**(109,870)**	(113,632)
其他經營開支		**(10,640)**	(2,957)
經營業務之溢利	3	**2,808**	60,560
應佔聯營公司溢利減虧損		**1,727**	5,797
除稅前溢利		**4,535**	66,357
稅項	4	**(1,778)**	(4,675)
除少數股東權益前溢利		**2,757**	61,682
少數股東權益		**8,941**	1,165
股東應佔一般業務之溢利淨額		**11,698**	62,847
每股盈利	5		
基本		**4.09仙**	22.30仙
攤薄		**不適用**	22.24仙

附註：

1. **經修訂會計實務準則(「會計準則」)之影響**

   會計準則第12號(經修訂)「所得稅」於編製本年度財務報告時首次生效。

2. **營業額及分部資料**

   營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

   (a) **業務分部**

   下表載列本集團業務分部之有關收益、溢利／(虧損)及支出之資料。

   本集團

	電子產品 二零零三年 千港元	電子產品 二零零二年 千港元	塑膠產品 二零零三年 千港元	塑膠產品 二零零二年 千港元	電子設備及服務 二零零三年 千港元	電子設備及服務 二零零二年 千港元	上市證券投資 二零零三年 千港元	上市證券投資 二零零二年 千港元	貸款融資 二零零三年 千港元	貸款融資 二零零二年 千港元	消費產品 二零零三年 千港元	消費產品 二零零二年 千港元	對銷 二零零三年 千港元	對銷 二零零二年 千港元	綜合 二零零三年 千港元	綜合 二零零二年 千港元
分部收益：																
向外界客戶銷售	379,341	434,371	130,591	96,940	1	130	171	667	412	1,243	192,136	207,318	-	-	722,782	741,077
分部間銷售	-	-	11,459	9,932	21,071	38,941	-	-	-	-	-	-	(32,530)	(48,873)	-	-
其他收益	1,944	1,443	1,412	2,110	25	665	401	779	-	30	1,167	3,481	-	-	6,929	8,514
合計	421,285	435,814	143,471	108,982	21,097	39,744	1,292	1,446	412	1,273	193,403	211,205	(32,530)	(48,873)	729,711	749,591
分部業績	17,037	39,250	(14,341)	(1,392)	623	2,135	(7,207)	(6,560)	(8,171)	(11,448)	(21,673)	8,712	(60)	(51)	(34,149)	30,537
利息、股息收入及未分配收益															4,723	5,316
已確認為收入之負商譽															23,550	24,784
出售恒光行部份權益之所得收益															18,407	3,481
未分配開支															(5,013)	(3,359)
經營業務溢利															2,808	60,560
應佔聯營公司溢利減虧損															1,727	5,797
除稅前溢利															4,535	66,357
稅項：																
本公司及附屬公司															(1,627)	(3,675)
聯營公司															(151)	(1,000)
除少數股東權益前溢利															2,757	61,682
少數股東權益															8,941	1,165
股東應佔一般業務之溢利淨額															11,698	62,847

   (b) 地區分部

由於採取審慎方針，上市股本證券之買賣及貸款融資活動仍未見活躍。

非典型肺炎之爆發及伊拉克戰事亦對恒光行實業有限公司(「恒光行」)造成打擊。營業額由二零零二年之207,700,000港元減至二零零三年之192,200,000港元。年內之銷售訂單減少49,500,000港元至195,800,000港元(二零零二年：245,300,000港元)，導致生產力之使用率處於低水平。加上受到若干客戶帶來之減價壓力，令毛利率下降至12.4%(二零零二年：20.2%)。然而，部份不利影響透過多項減低成本措施節省間接成本而有所抵銷。

日後計劃

於二零零四年，相信全球經濟將逐漸穩步上揚。尤其是日本經濟在經歷逾十年之衰退後，已呈現好轉跡象。本集團之出口業務相信會受惠。

鑑於電子設備普遍採用無綫技術，本集團將在開發具備無綫功能之新產品方面投入更多資源及付出更大努力，以迎合瞬息萬變之消費市場。另一方面，大部份國際性電子生產商已經或準備將其生產基地轉移至中國內地，為本集團原設備製造業務提供充分之進一步發展機會。除生產消費電子產品外，本集團一直重視在電子業內進行多元化業務發展。

作為視光業之翹楚，本集團之目標是透過與國際品牌客戶實施可行之業務發展計劃，以及透過開發全新市場(包括亞洲地區)，以擴闊客戶基礎。此外，本集團將集中提升生產效率及對大部分供應鏈實施管理，以降低生產及採購成本，從而改善毛利。本集團將在適當情況下在該等方面作適當投資。

管理層在尋求及物色具備良好盈利潛力之商機方面，不斷積累寶貴經驗。藉著收購擴張業務，以及透過擴展現有業務及開發新業務達致內部增長，管理層目前矢志成為成功之投資者及輕工業之優質生產商。

為使本集團可取得長期增長，管理層相信，透過招聘合適及經驗豐富之高級管理人員以增強人力資源，與現有之管理層分享專長及專業知識，對本集團而言非常重要。目前之主要目標為鞏固業務平台，以配合日後擴展。憑藉其雄厚財力，本集團已蓄勢待發，在回報潛力優厚之投資機會出現時發揮高度靈活性，實行其投資計劃。

流動資金及財務資源

於二零零三年十二月三十一日，本集團持有現金及銀行結存(包括定期存款)為456,600,000港元，較於二零零二年十二月三十一日增加134,200,000港元。另一方面，本集團可供動用之銀行融資為178,000,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零三年十二月三十一日之資本負債比率(按總借務除以總資產計算)為23.7%，而於二零零二年十二月三十一日則為20%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零三年十二月三十一日，本集團並無可使其面臨重大外滙風險之未平倉遠期外滙合約。

資本結構

於本年度，為促進於日後透過配發或配售股份籌集資金或收購資產，本公司進行股本重組，據此，透過於每股已發行股份中註銷0.099港元之繳足股本面值，已發行股份之繳足股本由每股0.10港元降至每股0.001港元，而本公司隨後進行股份合併，將每10股每股面值0.001港元之已發行股份合併為1股每股面值0.010港元之新股份。股本重組由二零零三年六月三十日起生效，而本公司當時已發行股本則包括286,068,644股每股面值0.010港元之新股份。

集團動向

於二零零三年三月四日，本公司、本公司之間接全資附屬公司Probest Holdings Inc.(「Probest」)及恒光行實業有限公司(「恒光行」)訂立一項有條件資產出售協議(「資產出售協議」)及一項有條件貸款重整協議(「貸款重整協議」)，以重整結欠Probest之250,000,000港元貸款本金及應計貸款利息。有關資產出售協議及貸款重整協議之詳情，載於日期為二零零三年四月七日之致股東通函內。其後，上述兩項協議於二零零三年八月二十七日終止。

於二零零三年九月三日，本公司、Probest及恒光行訂立有條件售股協議，據此，Probest購入Profitown Investment Corporation(「Profitown」)30%股本權益及Profitown欠恒光行之30%貸款，代價總額為3,000,000港元(「售股協議」)。Profitown是恒光行之全資附屬公司，並為恒光行所有營業附屬公司及聯營公司之中介控股公司。於二零零三年九月三日，本公司、Probest及恒光行訂立有條件貸款償還協議，據此，Probest同意豁免恒光行償還所欠之未償還貸款本金47,000,000港元及由二零零二年三月一日起至貸款償還協議生效日期期間之應計貸款利息(「貸款償還協議」)。

此外，恒光行亦建議以公開發售方式集資不少於37,700,000港元(未扣除開支)，基準為於二零零三年十月十六日(即決定有權參與公開發售(「公開發售」)資格之日期)其於恒光行股東名冊所示地址位於香港之股東每持有1股恒光行已發行股本中面值0.01港元之現有股份，可按每股0.013港元認購13股發售股份。於二零零三年九月三日，本公司、Probest及恒光行亦訂立一項有關公開發售之包銷協議。公開發售之所得款項淨額約37,000,000港元其後用以償還欠Probest之部份貸款。

恒光行欠Probest之未償還貸款本金由250,000,000港元減至163,000,000港元，須按於二零零六年六月一日到期之承兑票據條款分三期償還。承兑票據乃無抵

	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：																
向外界客戶銷售	393,361	434,371	130,901	96,949	2	138	970	667	412	1,243	192,236	207,218	-	-	722,702	741,077
分部間銷售	-	-	11,458	9,932	21,071	38,941	-	-	-	-	-	-	(32,529)	(48,873)	-	-
其他收益	1,904	1,443	1,412	2,119	25	665	421	779	-	30	3,167	3,407	-	-	6,929	8,514
合計	430,265	435,814	143,771	108,922	21,098	39,744	1,391	1,446	412	1,273	195,403	211,205	(32,529)	(48,873)	729,711	749,591
分部業績	17,027	39,258	(18,342)	(1,332)	673	2,316	(1,397)	(6,960)	(8,177)	(11,442)	(21,073)	8,712	(64)	(51)	(30,849)	30,537
利息、股息收入及未分配收益															4,723	3,316
已確認為收入之負商譽															23,558	24,784
出售恒光行部份權益之收益															11,497	3,481
未分配開支															(5,803)	(3,558)
經營業務溢利															2,808	60,560
攤佔聯營公司溢利減虧損															1,727	5,597
除稅前溢利															4,535	66,157
稅項：																
本公司及附屬公司															(1,627)	(3,675)
聯營公司															(151)	(1,000)
除少數股東權益前溢利															2,757	61,682
少數股東權益															8,941	1,165
股東應佔一般業務之溢利淨額															11,698	62,847

(b) 地區分部

下表載列本集團地區分部之有關收益之資料。

本集團

	中國		北美洲		香港		日本		其他		對銷		綜合	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
分部收益：														
向外界客戶銷售	190,032	115,013	231,592	264,964	197,094	162,434	150,441	142,741	43,667	55,925	-	-	722,702	741,077

3. 經營業務之溢利

本集團經營業務之溢利已扣除／（計入）：

	二零零三年 千港元	二零零二年 千港元
已售存貨成本	621,192	578,121
固定資產折舊	34,836	32,312
預付租金攤銷	737	737
遞延產品開發成本攤銷	1,189	1,110
存貨撥備	12,397	134
銀行存款之利息收入	(3,621)	(5,444)

4. 稅項

	本集團	
	二零零三年 千港元	二零零二年 千港元
中華人民共和國（「中國」）：		
香港：		
本年度撥備	1,524	3,690
以往年度撥備不足／（超額撥備）	80	(228)
中國內地	23	213
	1,627	3,675
分佔聯營公司應佔稅項	151	1,000
本年度稅款支出	1,778	4,675

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%（二零零二年：16%）之稅率撥備。

中國之稅項乃按中國適用之企業所得稅法計算作撥備。

5. 每股盈利

每股基本盈利乃根據本年度股東應佔純利11,698,000港元（二零零二年：62,847,000港元）及年內已發行普通股286,068,644股（二零零二年：281,874,672股）之加權平均數計算。

由於本年度並無攤薄事項，故並無披露截至二零零三年十二月三十一日止年度之每股攤薄盈利。就截至二零零二年十二月三十一日止年度而言，每股攤薄盈利乃根據該年度股東應佔純利62,847,000港元及該年內已發行普通股282,551,036股（經就二零零三年六月三十日生效之股本重組作出調整）之加權平均數計算。

用作比較之每股基本及攤薄盈利已經作出調整以反映二零零三年六月三十日生效之股本重組。

末期股息

董事會不建議派付任何末期股息（二零零二年：無）。

業務回顧

於二零零三年，全球經濟表現起伏甚大。二零零三年首季，伊拉克戰事爆發令經濟陷入谷底，惟最終之復蘇令人鼓舞。在爆發嚴重急性呼吸系統綜合症（「非典型肺炎」）之陰霾下，香港經濟在回顧年度上半年無可避免地經歷嚴峻考驗。然而，隨著伊拉克戰事結束，以及中國政府透過多項刺激經濟措施，令本地經濟在年底前復蘇過來。

基於爆發非典型肺炎及伊拉克戰事，電子產品部之出口業務於上半年度有所倒退。儘管銷售訂單於最後一季已逐漸回升，電子產品部之營業額於回顧年內稍降8.3%。年內，除生產消費電子產品外，本集團已成功在深圳一座新租賃廠房建立新生產線，為一間著名大型日本電子集團Matsushita Group製造充電式鋰電池部件。新廠已於二零零三年第四季全面投入運作，並已於年底前取得收支平衡。實施業務多元化計劃是一項令人鼓舞之進展，並與本集團之長期策略相符一致。

印刷線路板業務於二零零三年陷入低潮。鑑於本集團於年內進行生產管理架構重組，影響產品質素之穩定性，從而令材料之耗用較正常為高，大大降低原已薄弱之毛利。儘管營業額上升35.1%至130,900,000港元（二零零二年：96,900,000港元），惟印刷線路板部截至二零零三年十二月三十一日止年度錄得經營虧損18,300,000港元（二零零二年：1,300,000港元）。

Inc.（「Probest」）及恒光行實業有限公司（「恒光行」）訂立一項有條件資產出售協議（「資產出售協議」）及一項有條件貸款重整協議（「貸款重整協議」），以重整結欠Probest之250,000,000港元貸款本金及應計貸款利息。有關資產出售協議及貸款重整協議之詳情，載於日期為二零零三年四月七日之致股東通函內。其後，上述兩項協議於二零零三年八月二十七日終止。

於二零零三年九月三日，本公司、Probest及恒光行訂立有條件售股協議，據此，Probest購入Profitown Investment Corporation（「Profitown」）30%股本權益及Profitown欠恒光行之30%貸款，代價總額為3,000,000港元（「售股協議」）。Profitown是恒光行之全資附屬公司，並為恒光行所有營業附屬公司及聯營公司之中介控股公司。於二零零三年九月三日，本公司、Probest及恒光行訂立有條件貸款償還協議，據此，Probest同意豁免恒光行償還所欠之未償還貸款本金47,000,000港元及由二零零二年三月一日起至貸款償還協議生效日期期間之應計貸款利息（「貸款償還協議」）。

此外，恒光行亦建議以公開發售方式集資不少於37,700,000港元（未扣除開支），基準為於二零零三年十月十六日（即決定有權參與公開發售（「公開發售」）資格之日期）其於恒光行股東名冊所示地址位於香港之股東每持有1股恒光行已發行股本中面值0.01港元之現有股份，可按每股0.013港元認購13股發售股份。於二零零三年九月三日，本公司、Probest及恒光行亦訂立一項有關公開發售之包銷協議。公開發售之所得款項淨額約37,000,000港元其後用以償還欠Probest之部份貸款。

恒光行欠Probest之未償還貸款本金由250,000,000港元減至163,000,000港元，須按於二零零六年六月一日到期之承兌票據條款分三期償還。承兌票據乃無抵押及按相等於香港最優惠利率加1厘之年利率計息。售股協議、貸款償還協議及公開發售於二零零三年十一月完成。

完成公開發售後，本公司於恒光行之股權增至83.21%。為保持公眾持有之恒光行股份不少於25%，於二零零三年十二月十六日，Probest與SW Kingsway Capital Holdings Limited（「SW Kingsway」）之全資附屬公司Kingsway Financial Services Group Limited（「SW Kingsway Financial」）訂立配售協議。根據配售協議，透過SW Kingsway Financial按每股0.0269港元之價格（或以合共11,100,000港元之所得款項）將412,794,000股恒光行股份（約佔恒光行當時已發行股本13.21%）配售予獨立投資者。

此外，本集團與SW Kingsway兩間全資附屬公司Kingsway Lion Spur Technology Limited（「Kingsway Lion Spur」）及Rich Global Investments Limited（「Rich Global」）訂立買賣協議，據此，Probest同意出售而Kingsway Lion Spur及Rich Global同意購買593,724,000股恒光行股份，作價每股恒光行股份0.0269港元，合共16,000,000港元（「買賣協議」）。該項交易產生合共16,000,000港元之收益，其中7,400,000港元計入二零零三年之賬目內，而8,600,000港元將計入二零零四年之賬目內。於配售協議及買賣協議完成後，本集團於恒光行之股權由83.21%減至51%。此外，本集團向Rich Global授出期權，據此，Rich Global可於期權協議日期起十五個月之期間內按15,700,000港元之代價購買Probest一半權益。在Rich Global行使期權前須達成若干條件，方可作實。倘Rich Global行使認購期權，則本集團於恒光行之實際股權將進一步降至25.5%。董事會認為，該等交易最終在兩大方面符合本集團之利益。首先，具備如SW Kingsway之策略性投資者將有助恒光行於日後取得外部融資及／或策略性投資者。由於買賣協議剛於二零零四年一月完成，故此項策略性利益現時尚未實現。第二，此乃變現部份投資以取得理想收益之良機，從而增加本集團之資產淨值。

僱員及薪酬政策

於二零零三年十二月三十一日，本集團僱用約5,350名員工，其中有逾5,200人駐於中國內地，約150人駐於香港。全體僱員之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅及強制性公積金。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並非按香港聯合交易所有限公司（「聯交所」）上市規則附錄十四所載之最佳應用守則（「守則」）第7段之規定以指定任期委任，而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於整年度內一直遵守守則。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無購買、出售或贖回任何本公司之股份或其他證券。

董事

本公司董事會由七位董事組成，其中五位是執行董事，即邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生，兩位是獨立非執行董事，即吳偉雄先生及張仲良先生。

審計委員會

審計委員會由兩名獨立非執行董事組成，向董事會負責。審計委員會定期與本集團高級管理人員會面，審議本集團內部監控體制之效力及中期報告與年報。

在聯交所之互聯網網站上刊登年報

上市規則附錄十六第45(1)至45(3)段所需之所有資料將於適當時候在聯交所網站上刊登。

股東週年大會

本公司股東週年大會將於二零零四年六月八日星期二舉行（「股東週年大會」）。有關詳情請參閱預期於二零零四年四月二十九日或前後公佈之股東週年大會通告。

承董事會命
主席
邱德華

香港，二零零四年四月二十六日